Exhibit 99.1

Hutchison China MediTech Limited (“Chi-Med”) Reports Final Results for the Year Ended December 31, 2017 and Updates Shareholders on Key Clinical Programs

Group:  Year of major progress; results in line with guidance

•                  Group revenue up 12% to $241.2 million (2016: $216.1m);

•                  Net loss attributable to Chi-Med $26.7 million (2016: Net profit $11.7m), including $88.0 million in research and development expenses on an adjusted (non-GAAP) basis (2016: $76.1m).

Strengthened cash position:  Expected to be sufficient to accelerate and broaden pipeline into 2020

•                  Cash resources of $479.6 million at Group level as of December 31, 2017 ($173.7m as of December 31, 2016), including cash and cash equivalents, short-term investments and unutilized bank facilities;

•                  Completed Nasdaq follow-on offering, raising net proceeds of $292.7 million in late 2017.

Innovation Platform:  Submitted first China New Drug Application (“NDA”) on fruquintinib; initiated first global Phase III registration study on savolitinib; five other pivotal Phase III studies underway and more preparing to start; and discovery engine aiming to produce 1-2 novel clinical drug candidates per year

•                  Deep clinical pipeline of novel small molecule tyrosine kinase inhibitors (“TKIs”):

•            Eight clinical drug candidates now in active or completing clinical trials in 36 target patient populations (“TPP”) (2016: 30) around the world; over 3,500 subjects dosed in trials to date, over 700 in 2017;

•            Stream of second-generation immunotherapy compounds advancing through pre-clinical development.

•                  Savolitinib — Highly selective TKI of the mesenchymal epithelial transition factor (“c-MET”) — Global Phase III studies underway or in planning in kidney and lung cancer with Phase I/Ib studies in over a dozen exploratory TPPs in multiple further cancer indications:

•            Presented positive Phase Ib/II data in second- and third-line non-small cell lung cancer (“NSCLC”), combination of savolitinib and Tagrisso® or Iressa® at the 2017 World Conference on Lung Cancer (“WCLC”); AstraZeneca AB (publ) (“AstraZeneca”) have now agreed to proceed with development in second-line NSCLC with the initiation of multiple studies including a global randomized, chemotherapy-doublet controlled study of savolitinib plus Tagrisso® in first-generation epidermal growth factor receptor (“EGFR”)-TKI refractory, c-MET gene amplified, T790M negative NSCLC patients;

•            Presented positive Phase II data in c-MET-driven papillary renal cell carcinoma (“PRCC”) at the ASCO Genitourinary Cancers Symposium; then initiated global Phase III study, the SAVOIR study, in c-MET-driven PRCC in a head-to-head comparison with current standard therapy Sutent® (sunitinib), the first Phase III study ever conducted with molecularly selected patients in renal cell carcinoma (“RCC”).

•                  Fruquintinib — Highly selective TKI of vascular endothelial growth factor receptor (“VEGFR”)-1/2/3 — Likely to be Chi-Med’s first China Food and Drug Administration (“CFDA”)-approved TKI, Phase III studies in colorectal cancer (“CRC”), lung and gastric cancer in China either complete or enrolling and global development now underway:

•            Positive outcome in Phase III study, the FRESCO study, in third-line CRC patients in China; 2017 American Society of Clinical Oncology (“ASCO”) oral presentation; Potentially best-in-class in terms of both efficacy and safety relative to Stivarga® (regorafenib); NDA submitted to the Center for Drug Evaluation of the CFDA in June 2017 and technical reviews and inspections are ongoing;

•            Completed enrolment in early 2018 of a 527 patient Phase III study, the FALUCA study, in third-line NSCLC in China;

•            Presented positive Phase Ib data, at the 2017 ASCO Gastrointestinal Cancers Symposium, for fruquintinib in combination with Taxol® (paclitaxel) in second-line gastric cancer; then initiated the FRUTIGA study, an over 500 patient Phase III study in China;

•            Initiated Phase I development of fruquintinib in the United States in late 2017.

•                  In addition, presented positive preliminary proof-of-concept efficacy and safety data on multiple drug candidates over last year, including:

•            Savolitinib in c-MET-driven gastric cancer;

•            Fruquintinib in combination with Iressa® in first-line EGFR mutation positive NSCLC;

•            Sulfatinib against VEGFR, fibroblast growth factor receptor 1/2/3 (“FGFR”) and colony stimulating factor 1 receptor (“CSF-1R”),  in neuroendocrine tumors (“NET”) as well as thyroid cancer;

•            Theliatinib in EGFR wild-type esophageal cancer.

•                  Initiated early/proof-of-concept development on multiple drug candidates over last year, including:

•            Savolitinib in combination with Imfinzi® (durvalumab), AstraZeneca’s anti-programmed death-ligand 1 (“PD-L1”) antibody — Phase II in PRCC and clear cell renal cell carcinoma (“ccRCC”) in Europe;

•            Savolitinib — Phase II study in pulmonary sarcomatoid carcinoma in China;

•            Savolitinib — Phase II study in prostate cancer in Canada;

•            Sulfatinib — Phase II in second-line biliary tract cancer in China;

•            Epitinib — Phase Ib/II in EGFR gene amplified glioblastoma in China;

•            HMPL-523 against spleen tyrosine kinase (“Syk”) — Phase I in hematological cancer in China;

•            HMPL-453 against FGFR 1/2/3 — Phase I in all comer solid tumors in Australia and China;

•            HMPL-689 against phosphoinositide 3-kinase delta (“PI3Kδ”) — Phase I in hematological cancer in China;

•            Theliatinib against EGFR wild-type — Phase Ib in esophageal cancer in China.

Commercial Platform: High-performance drug marketing and distribution platform covers ~300 cites/towns in China with approximately 3,300 sales people.  High-value products and household-name brands

•                  Total consolidated sales up 13% to $205.2 million (2016: $180.9m);

•                  Total sales of non-consolidated joint ventures up 6% to $472.0 million (2016: $446.5m);

•                  Total consolidated net income attributable to Chi-Med up 25% to $37.5 million (2016: $29.9m) on an adjusted (non-GAAP) basis which excludes one-time gains.

Potential milestones targeted for 2018

•                  Savolitinib:

•            Second-line NSCLC — Initiation of a global randomized, chemotherapy-doublet controlled study of savolitinib plus Tagrisso® in first-generation (Iressa®/Tarceva®) EGFR-TKI refractory, c-MET gene amplified, T790M negative NSCLC along with multiple supporting studies;

•    Third-line NSCLC — AstraZeneca to decide global registration strategy in third-generation (Tagrisso®) EGFR-TKI refractory NSCLC;

•            AstraZeneca/Chi-Med agreement on registration strategy in China for savolitinib plus Iressa®  combination in second-line NSCLC;

•            Release of results of global PRCC molecular epidemiology study (“MES”) and review of the potential Breakthrough Therapy opportunity in c-MET-driven PRCC.

•                  Fruquintinib:

•            NDA approval and launch in China, with our partner Eli Lilly and Company (“Lilly”), in advanced CRC;

•            Release of top-line results for the FALUCA Phase III study in third-line NSCLC in late 2018.

•                  Epitinib (EGFR):  Initiation of Phase III registration study in first-line NSCLC patients with EGFR activating mutations with brain metastasis in China;

•                  HMPL-523 (Syk):  Presentation of preliminary safety and efficacy data from Phase I/Ib dose escalation and dose expansion study in hematological cancer in Australia and China.

Use of Non-GAAP Financial Measures — References in this announcement to adjusted research and development expenses, adjusted consolidated net income attributable to Chi-Med from the Commercial Platform, adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business and adjusted revenue of HBYS are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

U.K. Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. BST (5:00 p.m. HKT) — at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, U.K.. Investors may participate in the call at +44 20 3003 2666 or access a live video webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT — to participate in the call from the United States, please dial 1 866 966 5335.

Additional dial-in numbers are also available at Chi-Med’s website. For both calls please use conference ID “Chi-Med.”

Simon To, Chairman of Chi-Med, said:  “2017 was another year of important progress for Chi-Med.  Both our Commercial Platform and our Innovation Platform delivered very strong performance; we met our financial guidance, substantially strengthened our cash position and continued Chi-Med’s multi-year record of generating considerable shareholder value.  We believe that this record will continue in 2018 and beyond.

In our Innovation Platform, we have progressed our deep portfolio of eight clinical drug candidates, now in active or completing clinical trials in 36 TPPs around the world. Two major milestones were the formal NDA submission for fruquintinib in CRC in China; and the initiation of our first global Phase III registration study of savolitinib in c-MET-driven metastatic PRCC.  We also presented positive Phase Ib/II data at major scientific conferences on savolitinib in PRCC, NSCLC and gastric cancer; fruquintinib in NSCLC and gastric cancer; sulfatinib in NET and thyroid cancer; and theliatinib in esophageal cancer, all positioning us well for 2018.

We are now entering the final stage of the NDA process for fruquintinib in China — the Good Manufacturing Practice (“GMP”) certification of our manufacturing facility in Suzhou — and subject to approval, we expect to launch fruquintinib in China in 2018 with our commercial partner, Lilly.  Equally important, the positive Phase Ib/II data on savolitinib in combination with Tagrisso® in NSCLC, presented in late 2017 at WCLC, has now led AstraZeneca to agree to move forward and initiate a global randomized chemotherapy-doublet controlled study in NSCLC — which is targeted to start in H2 2018.  Furthermore, in late 2017 we initiated a Phase III registration study in China of fruquintinib in gastric cancer and, in 2018, will start a Phase III registration study on epitinib in NSCLC patients with brain metastasis.

The systematic progress of our pipeline is testament to the quality of our in-house research organization, which has discovered all eight of our clinical drug candidates.  This productivity continues, with the first of a stream of novel second-generation immunotherapy candidates now progressing towards starting human trials in 2019.  This all demonstrates that global quality drug discovery is now taking center stage in China.

In parallel, our Commercial Platform continues to deliver, with net income attributable to Chi-Med up 25%, on an adjusted (non-GAAP) basis excluding one-time gains, to $37.5 million.  This achievement was made more noteworthy when we consider that during the past two years, we have built two new large-scale GMP certified manufacturing facilities that have affected over 1,000 manufacturing staff.  Moving production to these new factories, which approximately triple our capacity and lower production cost, has unlocked one-time property compensation that is expected to exceed their cost.  Our Prescription Drugs marketing capabilities are one of our greatest strengths, as proven by our success on Seroquel® and Concor®.  Our team of about 2,300 medical sales people now stands ready to enter oncology either through, subject to approval, the launch of our own Innovation Platform drugs, or acquisition.

We are building a company with deep capabilities, aiming to take advantage of emerging opportunities in China and beyond.  To this end, in 2017, we appointed five new members to the ten-person Chi-Med board — all industry veterans well positioned to help the company develop.  We also successfully completed a $301.3 million follow-on offering on Nasdaq sufficient, we believe, to take us to approvals on multiple drugs.  Consequently, we view Chi-Med’s future with confidence.”

2017 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

Consolidated financial results of the Group are reported under U.S. generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollar currency unless otherwise stated.  Chi-Med also conducts its business through three non-consolidated joint ventures, which are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements. Within this announcement, certain financial results reported by such non-consolidated joint ventures are referred to, which are based on figures reported in their respective consolidated financial statements prepared pursuant to International Financial Reporting Standards (as issued by the International Accounting Standards Board).  Unless otherwise indicated, references to “subsidiaries” mean the consolidated subsidiaries and joint ventures (excluding non-consolidated joint ventures) of Chi-Med.

Innovation Platform — a deep, broad, and risk-balanced global oncology/immunology pipeline.

Consolidated revenue from our Innovation Platform was $36.0 million (2016: $35.2m) from milestone payments from Lilly (fruquintinib NDA filing) and AstraZeneca (savolitinib Phase III initiation) and service fee payments from Lilly, AstraZeneca and Nutrition Science Partners Limited (“NSP”), our 50/50 joint venture with Nestlé Health Science S.A. (“Nestlé”).  Net loss attributable to Chi-Med from our Innovation Platform of $51.9 million (2016: -$40.7m) primarily driven by $75.5 million (2016: $66.9m) in research and development expenses, or $88.0 million (2016: $76.1m) on an adjusted (non-GAAP) basis, spent on our active or completing clinical trials in 36 TPPs, six of which are pivotal Phase III studies on savolitinib, fruquintinib, and sulfatinib.

•                      Savolitinib:  Potential first-in-class selective c-MET inhibitor currently in active clinical studies in 14 TPPs worldwide in multiple tumor types including kidney, lung, gastric and prostate cancers as a monotherapy or in combination with other targeted and immunotherapy agents.  Developing globally in partnership with AstraZeneca:

1.           Kidney cancer:

a.         Presented Phase II global multi-center study in advanced PRCC at the 2017 ASCO Genitourinary Cancers Symposium showing robust efficacy with savolitinib monotherapy in c-MET-driven patients.  Median progression free survival (“PFS”) of 6.2 months in patients with c-MET-driven tumors as compared with 1.4 months (p<0.0001) in c-MET-independent patients.  Objective response rate (“ORR”) was 18.2% in c-MET-driven patients vs. 0% (p=0.002) in c-MET independent patients, based on confirmed partial responses (“PRs”). Encouraging durable response and a tolerable safety profile were reported in savolitinib treated patients. The full article has now been published in the September 2017 issue of the Journal of Clinical Oncology.

b.         A global Phase III study, the SAVOIR study, was initiated in late June 2017.  The SAVOIR study is an open-label, randomized, controlled trial evaluating the efficacy and safety of savolitinib, compared with Sutent®, in patients with c-MET-driven, unresectable, locally advanced or metastatic PRCC.  Approximately 180 patients will be randomized in the United States, Europe, Asia and Latin America; c-MET-driven PRCC will be selected via the use of a companion diagnostic kit.

c.          During 2017, the CALYPSO study confirmed a safe dose of savolitinib in combination with Imfinzi® (PD-L1 antibody) in RCC patients.  Subsequently, a Phase II expansion of CALYPSO was initiated, in both PRCC and ccRCC in the U.K. and Spain.

2.           Lung cancer:

a.         Presented Phase Ib/II data, the TATTON (Part B) study, in second- and third-line NSCLC, combination of the savolitinib 600mg once-daily (“QD”) plus Tagrisso® 80mg QD combination dose regimen at the 2017 WCLC.  In c-MET gene amplified NSCLC patients refractory to first-generation EGFR TKIs (Iressa®/Tarceva®) confirmed PRs were reported in 14/23 (ORR 61%) of T790M mutation negative patients, as well as confirmed PRs in 6/11 (55% ORR) of T790M mutation positive patients. In NSCLC patients refractory to third-generation EGFR TKIs (primarily Tagrisso®) confirmed PRs were observed in 10/30 (ORR 33%) patients.  Since 2017 WCLC, both PFS and duration of response (“DoR”) have further matured. The safety profile of savolitinib plus Tagrisso® is in line with previous reports and going forward, AstraZenca has concluded that a weight-based dosing algorithm will be applied for the combination.

AstraZeneca has now agreed to proceed with development in second-line NSCLC with multiple studies including: (1) a global randomized chemotherapy-doublet (platinum plus Alimta® (pemetrexed)) controlled study of savolitinib plus Tagrisso® combination in first-generation (Iressa®/Tarceva®) EGFR-TKI refractory, c-MET gene amplified, T790M negative NSCLC patients, targeted to start in H2 2018; (2) TATTON (Part D), already enrolling, a study of savolitinib 300mg QD combined with Tagrisso® 80mg QD, aimed at exploring the lower dose in the context of maximizing long-term tolerability of the savolitinib and Tagrisso® combination for patients who could be on the combination for long periods of time; and (3) further supporting studies. We expect that later in 2018 or early 2019, the mature TATTON (Part B) and preliminary TATTON (Part D) data will enable AstraZeneca to engage in regulatory discussion for both second- and third-line NSCLC.

b.         Presented Phase Ib/II data in second-line NSCLC, combination of savolitinib and Iressa® at the 2017 WCLC.  In c-MET gene amplified NSCLC patients refractory to first-generation EGFR TKIs (Iressa® and Tarceva®) confirmed PRs were reported in 12/23 (ORR 52%) of T790M mutation negative patients, similar to that recorded by the savolitinib and Tagrisso® combination.  Plans for a registration study in China for this combination are currently under discussion with AstraZeneca.

3.           Gastric cancer:

a.         As at the latest report in 2017, Phase II studies in China and South Korea had screened over 850 gastric cancer patients, enrolled 54 c-Met-driven patients (31 China and 23 South Korea) and continue to enroll.  Presented preliminary China savolitinib monotherapy data at the 2017 Chinese Society of Clinical Oncology (“CSCO”) conference. Based on confirmed and unconfirmed PRs, we reported an ORR of 43% (3/7 patients) and disease control rate (“DCR”) of 86% in c-MET gene amplified patients.

•                      Fruquintinib:  Designed to be a best-in-class selective inhibitor of VEGFR 1/2/3 — we are developing outside of China and in partnership with Lilly within China:

1.         CRC (third-line):  Reported in March 2017 that fruquintinib met the primary endpoint of median overall survival (“OS”), 9.30 months versus 6.57 months (p<0.001), and all secondary endpoints in the FRESCO Phase III study as a monotherapy among third-line CRC patients in China; and further that the adverse events (“AEs”) demonstrated in FRESCO did not identify any new or unexpected safety issues; then presented the full FRESCO data-set in an oral presentation at the 2017 ASCO and CSCO conferences and completed submission of our China NDA in June 2017.

2.         NSCLC (third-line): Completed enrollment in early 2018 of a 527 patient Phase III study, named FALUCA, with a primary endpoint of OS, to evaluate fruquintinib as a monotherapy in third-line NSCLC patients in China; expect top-line Phase III data to be reported in late 2018.

3.         Gastric cancer (second-line):  Presented positive preliminary data in the Phase Ib dose finding/expansion study in early 2017 at the ASCO Gastrointestinal Cancers Symposium.  Established a well-tolerated combination dose of fruquintinib with Taxol® with encouraging efficacy, including ORR of 36% based on confirmed PRs; DCR of 68%; >16 week PFS of 50% and >7 month OS of 50%.  In late 2017, we initiated the FRUTIGA study, a randomized, double-blind, Phase III study in which we target to enroll over 500 patients.

4.   NSCLC (first-line): In early 2017, we initiated a Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC patients with EGFR activating mutations in China.  Preliminary data was presented at the 2017 WCLC in which 17 efficacy evaluable patients showed an ORR of 76% (13/17 including 4 unconfirmed at data cut-off) and a DCR of 100% (17/17). There were no serious AEs or those that led to death.  We have now completed enrollment of about 50 patients and are monitoring outcome.

5.   In December 2017, we initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and pharmacokinetics (“PK”) of fruquintinib in the United States, which is the first step toward development of fruquintinib outside China.

6.         Production facility in Suzhou, China operated by Chi-Med is now ready to support the commercial launch of fruquintinib, if approved, in 2018. The Suzhou facility is now entering the CFDA Pre-Approval Inspection (“PAI”) and GMP certification stage of the NDA process.

•                      Sulfatinib:  A unique angio-immuno TKI therapy with high potency against VEGFR, FGFR1 and colony stimulating factor-receptor 1 (“CSF-1R”) with emerging strong efficacy in multiple solid tumor settings — enrolling two pivotal Phase III studies as well as multiple Phase II studies:

1.         NET and Biliary tract cancer:

a.         Presented positive preliminary Phase II data at the European Neuroendocrine Tumor Society (“ENETS”) conference in early 2017.  Established that sulfatinib was well tolerated with highly encouraging efficacy in both pancreatic NET (ORR 17.1% based on confirmed PRs; DCR 90.2%; and median PFS 19.4 months) and non-pancreatic NET (ORR 15.0% based on confirmed PRs; DCR 92.5%; and median PFS 13.4 months), including 100% DCR in 12 patients who had disease progression on targeted therapies such as Sutent® and Afinitor® (everolimus); now enrolling two Phase III studies in China, named SANET-p (in pancreatic NET patients) and SANET-ep (in non-pancreatic NET patients), with primary endpoint of median PFS and expected to complete enrollment in 2019.

b.         Initiated a Phase II proof-of-concept study in biliary tract cancer in China in early 2017.

c.         U.S. Phase I study has confirmed the recommended Phase II dose (“RP2D”).  Planning is now underway for expansion in the United States into a multi-arm Phase IIa study to explore efficacy and safety in Sutent® and Afinitor® refractory pancreatic NET patients as well as solid tumor patients.

2.         Thyroid cancer:  Presented Phase II data at ASCO and at the American Thyroid Association Annual Meetings in 2017 in patients with locally advanced or metastatic radioactive iodine (“RAI”)-refractory differentiated thyroid cancer (“DTC”) or medullary thyroid cancer (“MTC”) in China. Preliminary data in 16 efficacy evaluable patients showing an ORR of 30.0% in RAI-DTC and an ORR of 16.7% in MTC patients based on confirmed PRs, with all other patients reporting stable disease (“SD”).

•       Epitinib:  Highly differentiated EGFR TKI designed for optimal blood-brain barrier penetration allowing for higher drug exposure in the brain than currently marketed first-generation EGFR TKIs:

1.         NSCLC with brain metastasis:  Epitinib has been shown to be well tolerated with encouraging preliminary efficacy. Including confirmed and unconfirmed PRs, epitinib showed an overall ORR (lung and brain) of 62% in all EGFR TKI naïve NSCLC patients (those patients not previously treated with an EGFR TKI) and an ORR of 70% in EGFR TKI naïve NSCLC patients who also had measurable brain metastasis and were c-MET negative.  Enrollment continued in 2017 to explore a further dose regimen; we expect to decide on the Phase III dose and initiate the Phase III during 2018.

2.         Glioblastoma: Initiated a Phase Ib/II study in glioblastoma, a primary brain cancer that harbors high levels of EGFR gene amplification, in March 2018.

•                      HMPL-523:  Potential first-in-class Syk inhibitor in oncology and immunology:

1.   Immunology:  We have submitted investigational new drug (“IND”) applications for autoimmune diseases and target, pending the submission of additional data requested by the U.S. Food & Drug Administration (“FDA”), to progress into a Phase II proof-of-concept study in immunology in late 2018 or early 2019.

2.   Hematological cancer: Currently enrolling Phase I dose escalation studies in Australia and China in patients with hematologic malignancies.  We have established the RP2D in both Australia and China.  We are now in the process of increasing the number of clinical sites in both countries to support Phase Ib/II expansion in a broad range of indolent non-Hodgkin’s lymphoma sub-types.

•                      HMPL-689:  Potential best-in-class, highly selective PI3Kδ inhibitor, which we believe should have meaningful advantages in safety and tolerability over Zydelig® (idelalisib) and selectivity over Aliqopa® (copanlisib):

Hematological cancer: Completed Phase I study in healthy volunteers in Australia, and subsequently initiated a Phase I dose escalation and expansion study in patients with hematologic malignancies in China in August 2017.

•                      Theliatinib:  EGFR inhibitor, with high binding affinity to wild-type EGFR protein, with potential in patients with solid tumors presenting EGFR gene amplification or high-level of protein over-expression:

Esophageal cancer:  Presented preliminary Phase I results at the 2017 CSCO conference with no dose limiting toxicities or maximum tolerated dose established.  The Phase I included seven esophageal cancer patients, five of which were evaluated for response, with all five achieving SD. Subsequently, in early 2017, we began a Phase Ib expansion and are opening further clinical sites in China.

•                      HMPL-453:  Potential first-in-class and/or best-in-class selective FGFR 1/2/3 inhibitor:

Solid tumors:  During the first half of 2017, we initiated Phase I dose escalation studies in both Australia and China.

Commercial Platform — a deeply established, cash-generative, pharmaceutical business in China — an established platform to commercialize our Innovation Platform drug candidates.

Total consolidated sales from the Commercial Platform were up 13% to $205.2 million (2016: $180.9m) mainly resulting from growth in our Prescription Drug commercial services business. Total sales of non-consolidated joint ventures were up 6% to $472.0 million (2016: $446.5m).  Flat first half sales, due to a price increase on our main cardiovascular prescription drug and a relatively quiet influenza season on the over-the-counter (“OTC”) drug business, were offset by very strong second half sales across both the Prescription Drug and Consumer Health businesses.  This resulted in total consolidated net income attributable to Chi-Med of $40.0 million (2016: $70.3m), or up 25% to $37.5 million (2016: $29.9m) on an adjusted (non-GAAP) basis excluding one-time gains of $2.5 million in 2017 from research and development subsidies and $40.4 million in 2016 primarily from property compensation.

•                      Prescription Drugs business continuing profit growth — consolidated sales up 11% to $166.4 million (2016: $149.9m); total sales of non-consolidated Prescription Drugs joint venture up 10% to $244.6 million (2016: $222.4m); and total consolidated net income attributable to Chi-Med up 28% to $26.5 million (2016: $20.7m) on an adjusted (non-GAAP) basis excluding one-time gains.

1.   Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) — our large-scale non-consolidated Prescription Drugs joint venture — Continued progress on She Xiang Bao Xin (“SXBX”) pill, our most important commercial product, a prescription vasodilator that accounts for 15.4% (2016: 12.0%) of China’s rapidly growing, approximately $2.0 billion, botanical coronary artery disease prescription drug market.  SXBX pill is a proprietary product with full patent protection through 2029.  During late 2016 and early 2017, we were able to effectively implement a pricing strategy that led to very strong second half sales growth, $114.9 million (up 20% versus H2 2016), and materially improved margins.

2.   Shanghai government subsidy — In 2017, SHPL recognized a one-time research and development subsidy totaling $5.9 million, equivalent to $2.5 million in net income attributable to Chi-Med.

3.   Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Limited (“Hutchison Sinopharm”) — our Prescription Drugs commercial services business — Continued commercial success in 2017 on Seroquel® (bi-polar disorder/schizophrenia), including securing inclusion of Seroquel XR® (extended release (“XR”) formulation) on the National Drug Reimbursement List (“NDRL”) in China, leading to a 22% increase in service fees to $11.4 million (2016: $9.3m) received from AstraZeneca; and Concor® (hypertension/high blood pressure) where strong sales led Merck Serono, in late 2017, to expand Hutchison Sinopharm’s exclusive territory by over 70% to now cover a total of six provinces and municipalities with a population of over 360 million people.  As a result, service fees from Concor® increased 31% to $1.8 million (2016: $1.4m).

•       Consumer Health business first half constrained but very strong second half — consolidated sales up 25% to $38.8 million (2016: $31.0m); total sales of non-consolidated Consumer Health joint venture flat at $227.4 million (2016: $224.1m); and total consolidated net income attributable to Chi-Med up 20% to $11.0 million (2016: $9.2m).

1.   Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) — our large-scale non-consolidated OTC drug joint venture — 2017 was a year of major change with the move of a large part of our production to a new state-of-the-art, high-capacity, cost-efficient factory in central China.  The first half of 2017 was consequently affected by short-term capacity constraints; as well as an increase in certain key raw material prices; and a mild influenza season.  The second half of the year, however, was very strong, with the new factory up and running and raw material prices drawing back.  Sales of our two key products, Fu Fang Dan Shen tablets (“FFDS”) (angina) and Banlangen granules (anti-viral), accelerated, increasing to $54.5 million (up 17% versus H2 2016), and margins were also materially improved.

2.   Divestment of Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited (“Guanbao”) — In September 2017, HBYS divested Guanbao, a 60% subsidiary of HBYS for a consideration approximately equal to its carrying value. Guanbao was a low-margin, regional OTC logistics business, with no strategic value to Chi-Med.

FINANCIAL GUIDANCE:  2017 revenue and net income met our most recent guidance (provided in our interim results announcement for the six months ended June 30, 2017 dated July 31, 2017) despite the delay in one-time property compensation, reflecting the strength of our Commercial Platform performance and lower than expected administration, interest and tax expenses at the Group level.

In our guidance for 2018, we expect to see an increase in both revenue and expenses in the Innovation Platform, driven by the launch of fruquintinib if approved in China, potential milestone payments from Lilly and AstraZeneca, and continued expansion of clinical development investment on our drug candidates.

On the Commercial Platform, the new CFDA Two-Invoice System (“TIS”) roll-out in China, while having limited effect on the scope of our commercial operations or activities in 2018, will reduce the revenue that Hutchison Sinopharm is able to consolidate from the sales of certain third-party drugs.  Furthermore, the divestment of the 60% shareholding in Guanbao, under our non-consolidated joint venture, HBYS, eliminates this low margin and non-core business from our 2018 Guidance.  Neither the TIS nor the Guanbao divestment, however, will affect growth in the overall Commercial Platform net income, which is expected to continue to progress steadily.

Finally, we continue to work towards achieving a one-time gain on the property in HBYS, however the date of an auction remains dependent on Guangzhou government policy.

Group Level:	2017 Guidance	2017 Actual	2018 Guidance
• Consolidated revenue	$225-240 million	$241.2 million	$155-175 million
• Admin., interest & tax	$(18)-(19) million	$(14.8) million	$(16)-(18) million
• Net loss[1]	$(13)-(28) million	$(26.7) million	$(19)-(52) million

Innovation Platform:
• Consolidated revenue	$35-40 million	$36.0 million	$40-50 million
• Adjusted (non-GAAP) R&D expenses	$(85)-(90) million	$(88.0) million	$(110)-(120) million
• Net loss[1]	$(45)-(55) million	$(51.9) million	$(60)-(80) million

Commercial Platform:
• Sales (consolidated)	$190-200 million	$205.2 million	$115-125 million[2]
• Sales of non-consolidated JVs[3]	$480-500 million	$472.0 million	$460-480 million[4]
• Net income on an adjusted (non-GAAP) basis excl. one-time gains[1]	$32-34 million	$37.5 million	$41-43 million
• One-time gains[1]	$3-16 million	$2.5 million	$0-20 million[5]
• Net income[1]	$35-50 million	$40.0 million	$41-63 million

Notes:

[1] Attributable to Chi-Med;

[2] Under the new CFDA TIS policy Hutchison Sinopharm will no longer be able to consolidate all sales of third-party products (e.g. Seroquel®), however, it will have no material impact on profitability.

[3] Joint ventures;

[4] Divestment eliminates Guanbao from 2018 (sales in 2017 $38.6 million);

[5] One-time property compensation, timing of which is dependent on Guangzhou government policy.

FINANCIAL STATEMENTS:

Chi-Med will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

ANNUAL GENERAL MEETING:

The Annual General Meeting of Chi-Med will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Friday, April 27, 2018 at 11:00 a.m.

CONTACTS:

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 1). For more information, please visit: www.chi-med.com.

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us” and “our” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group.  This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “believe,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions.  You should not place undue reliance on these statements.  Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels.  In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms.  Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

CHAIRMAN’S STATEMENT

Chi-Med is consistently making significant progress towards its goal of being an innovative global biopharmaceutical company based in China, and our achievements last year amply demonstrate this.

Our recent successes in advancing fruquintinib through NDA with the CFDA as well as starting our first global Phase III study in oncology with savolitinib have been particularly important.  We are also making solid progress on our other six, un-partnered, clinical drug candidates as well as rapidly growing our Commercial Platform, which stands ready to launch our drug candidates in China, if approved.  We believe that we are well positioned to create shareholder value and our confidence in doing so stems from the following factors.

The undisputed need for oncology drugs in China — In 2016, global market sales of oncology drugs grew by 11% to $175.7 billion making it the largest treatment area in the global pharmaceutical market, with a 17% market share.  In China, despite being the home to 4.3 million new cancer patients per year, or about 20-30% of those in the world, 2016 market sales of oncology drugs were just $7.3 billion, or about 4% of the global market.  In our view, it is almost inevitable that the China oncology market is set to emerge over the coming decade as an area of major opportunity, spurred by China’s increasing emphasis on innovation combined with its rapidly improving regulatory environment.

China regulatory reforms — An important development in the context of our ambitions is the transformation that is occurring in the regulatory environment in China. In the clinical and regulatory arena, dozens of policy documents have been published by the State Council and CFDA, aiming to strengthen and speed up China’s clinical trial and approvals process. These include new standards, supervision and accountability mechanisms.  Also, the new Priority Review and Market Authorization Holder systems are both clearly helping to streamline the approval of innovative therapies that meet major unmet medical needs in China.

In the commercial arena, the recent inclusion of 36 novel drugs on the NDRL is a first step away from the 100% self-pay system.  Many targeted therapies in oncology are now set to be at least partially reimbursed. While prices have been negotiated down to between about one-third and one-half of global prices, both innovators and patients in China are set to benefit from broadening of access to these important therapies.

World-class science — Chi-Med has invested about $500 million, including payments from our partners, in building an engine of global oncology innovation in China.  Our approximately 360-person strong scientific team has created and advanced into development, a portfolio of eight differentiated targeted therapies, primarily in the field of oncology. These highly selective drug candidates, all we believe with first- or best-in-class potential, act on novel molecular targets, such as c-MET, Syk and FGFR, as well as on validated targets, including EGFR, VEGFR and PI3Kδ.  To add to these, we are developing the next wave of pre-clinical drug candidates against multiple second-generation immunotherapy targets which we believe are nearing readiness for clinical trials.

The reason we have created such a broad portfolio of assets is because we believe that the future of cancer treatment lies in combination therapies.  As understanding around the biology of cancer has evolved over the past ten years, it has become increasingly clear in many solid tumor and hematological cancer indications, that combination therapy, acting on multiple primary, secondary and resistance signaling pathways will be required to provide meaningful clinical outcomes.  High selectivity and clean drug-drug interaction profiles are essential, if a drug is to be used in a combination regimen.

Establishing the infrastructure and financial support needed to achieve our goal — During the past two years, we have taken steps to further build ourselves into a company with the resources to take advantage of opportunities and ultimately become a major player in both China and the global markets.  As long-standing board members retired last year, we appointed five new directors to Chi-Med’s ten-person board, all with deep industry or financial experience and all well positioned to help the company develop.  This is important as we embark into new areas, such as establishing our clinical and regulatory team in the United States, and looking to launch fruquintinib outside of China.

In financing, our initial and follow-on public offerings on Nasdaq during the last two years have raised $411.5 million in cash for the company.  We believe that these resources, along with the substantial cash generation of our Commercial Platform, will take us through to approvals on multiple drugs.  They will also allow us to rapidly expand the indications in which we are developing these drugs, as well as taking un-partnered assets further into development by ourselves, thereby maximizing the economic value to Chi-Med of these innovations.

For all these reasons, we are highly confident about Chi-Med’s long-term prospects.  As always, our success and prospects are the result of the commitment and dedication of our people, and I would like to express my deep appreciation to all our management and staff and for the support of the investors, directors and partners of Chi-Med.

Simon To

Chairman, March 12, 2018

FINANCIAL REVIEW

Chi-Med Group revenue for the year ended December 31, 2017 increased 12% to $241.2 million (2016: $216.1m), mainly due to the increase in revenue generated by our Commercial Platform to $205.2 million in 2017 (2016: $180.9m) driven by the progress of our consolidated joint venture Hutchison Sinopharm.  On the Innovation Platform, we saw stable revenue of $36.0 million in 2017 (2016: $35.2m), reflecting almost equal levels of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca, Lilly and NSP compared to the prior year. It should be noted that Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, SHPL and HBYS, since these are accounted for using the equity method.

Our Commercial Platform, which continues to be an important profit and cash source for Chi-Med, recorded operating profit of $45.1 million (2016: $74.3m) as a result of strong organic growth in SHPL’s coronary artery disease Prescription Drug business and certain of our Consumer Health businesses, but was still lower than 2016 which had included a major $40.4 million one-time property gain.  The Innovation Platform incurred an operating loss of $52.0 million (2016: -$40.8m) as a result of expansion of clinical development activities, rapid organization growth to support these clinical activities and investment in the expansion of small molecule manufacturing operations.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, declined to $11.5 million (2016: $12.9m) primarily because 2016 included higher third-party advisor costs in the audit, compliance and legal areas in relation to our initial public offering on Nasdaq in that year.

Consequently, Chi-Med Group’s operating loss was $18.4 million (2016: profit of $20.5m).

The aggregate of interest and income tax expenses of Chi-Med Group, as well as net income attributable to non-controlling interests during the year fell 6% to $8.3 million (2016: $8.8m) due mainly to higher taxes in 2016 because of the major one-time property gain in 2016.

The resulting total Group net loss attributable to Chi-Med was therefore $26.7 million (2016: net income $11.7m).

As a result, Group net loss attributable to ordinary shareholders of Chi-Med in 2017, was -$0.43 per ordinary share / -$0.22 per American depositary share (“ADS”), compared to net income attributable to ordinary shareholders of Chi-Med of $0.20 per ordinary share / $0.10 per ADS, in 2016.

Cash and Financing

During the past two years, we have had a high degree of success in proof-of-concept studies on our eight clinical drug candidates and that has naturally led us to expand investment.  The scale of our late-stage clinical trial programs has expanded significantly, with a total of six Phase III studies either underway or completing.  We plan for multiple further Phase III studies to start in 2018 as well as to continue early development through Phase Ib/II studies in 22 TPPs.

We have, and will continue to try to partially offset increasing clinical investment with cash generated in our operating activities from dividends paid by our non-consolidated Commercial Platform joint ventures, as well as payments received from AstraZeneca, Lilly, and NSP, our joint venture with Nestlé.  In aggregate, in 2017, these helped offset a meaningful portion of the $88.0 million (2016: $76.1m) in research and development expenses on an adjusted (non-GAAP) basis.

In October 2017, we completed a follow-on offering on Nasdaq and raised $301.3 million in new equity capital, or $292.7 million net of expenses incurred, to strengthen our balance sheet and support development plans, through to planned NDA submissions, for several of our lead drug candidates.

As of December 31, 2017, we had available cash resources of $479.6 million (December 31, 2016: $173.7m) at the Chi-Med Group level including cash and cash equivalents and short-term investments of $358.3 million (December 31, 2016: $103.7m) and unutilized bank borrowing facilities of $121.3 million (December 31, 2016: $70.0m).  In addition, as of December 31, 2017, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $67.0 million (December 31, 2016: $91.0m) in available cash resources.

Outstanding bank loans as of December 31, 2017 amounted to $30.0 million (December 31, 2016: $46.8m) at the Chi-Med Group level, with a weighted average cost of borrowing in 2017 of 2.7% (2016: 2.5%). As of December 31, 2017 and 2016, our non-consolidated joint ventures had no outstanding bank loans.

In summary, we believe that the cash resources that we currently hold are sufficient to fund all our near-term activities, including the full development of our clinical drug pipeline into 2020.

OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by the in-house research and development operation which was started in 2002.  Since then, we have built a large team of about 360 scientists and staff (December 31, 2016: 330) based in China and operating a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to build and leverage this platform, as we have in the past decade, to produce a stream of novel drug candidates with global potential.

Innovation Platform revenue in 2017 was $36.0 million (2016: $35.2m) reflecting generally similar levels of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca and Lilly to those received last year. Net loss attributable to Chi-Med increased to $51.9 million (2016: -$40.7m) driven by $88.0 million (2016: $76.1m) in research operations and clinical development spending of our pipeline of eight drug candidates on an as adjusted (non-GAAP) basis.  Since inception, the Innovation Platform has dosed over 3,500 patients/subjects in clinical trials of our drug candidates with over 700 dosed in 2017 primarily as a result of enrollment in the six Phase III studies that we had underway during the year.

Product Pipeline Progress

Savolitinib (AZD6094):  Savolitinib is a potential first-in-class inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  We designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors. In clinical studies to date, involving over 500 patients, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in PRCC, NSCLC, CRC and gastric cancer with an acceptable safety profile.

We are currently testing savolitinib in partnership with AstraZeneca in multiple Phase Ib/II studies, both as a monotherapy and in combination with other targeted therapies, and in June 2017, we initiated our first global Phase III registration study in PRCC.  In late 2017, we presented positive Phase Ib/II data at the WCLC on savolitinib in combination with Tagrisso® and Iressa®, in both second- and third-line NSCLC, and are now working closely with AstraZeneca on next steps for development as discussed below.

Savolitinib — Kidney cancer:  High proportion of MET-driven patients.

TPP (Target Patient Population) 1 — Enrolling (NCT03091192) — Phase III PRCC savolitinib 600mg QD monotherapy (Global) — PRCC is the most common of the non-clear cell RCCs representing about 14% of kidney cancer.  Approximately 366,000 new cases of kidney cancer were diagnosed globally in 2015, equating to about 50,000 cases of PRCC, with approximately half harboring c-MET-driven disease.  No targeted therapies have been approved specifically for PRCC, and to date only modest efficacy in non-ccRCC has been reported in sub-group analyses of broader RCC studies of VEGFR (e.g. Sutent®) and mammalian target of rapamycin (mTOR) (e.g. Afinitor®) TKIs, with ORRs of <10% and median PFS in first-line setting of 4-6 months and second-line setting of only 1-3 months (ESPN study, Tannir N. M. et al.).

During early 2017, we presented the results of our 109-patient global Phase II study in PRCC at the ASCO Genitourinary Cancers Symposium, as well as in the Journal of Clinical Oncology as a Rapid Communication Manuscript.  This Phase II study was the largest and most comprehensive clinical study in PRCC ever conducted.  Of 109 patients treated with savolitinib, PRCC was c-MET-driven in 44 patients (40%), c-MET-independent in 46 (42%) and MET status unknown in 19 (17%). c-MET-driven PRCC was strongly associated with encouragingly durable response to savolitinib with ORR in the c-MET-driven group of 18.2% (8/44) as compared to 0% (0/46) in the c-MET-independent group (p=0.002, based on confirmed PRs). Median PFS for patients with c-MET-driven and c-MET-independent PRCC was 6.2 months (95% CI: 4.1—7.0) and 1.4 months (95% CI: 1.4—2.7), respectively (hazard ratio=0.33; 95% CI: 0.20—0.52; log-rank p<0.0001). Savolitinib was well tolerated, with no reported treatment related Grade >3 AEs exceeding 5% incidence.  Total aggregate savolitinib treatment related Grade >3 AEs occurred in just 19% of patients comparing very well to the 70-75% Grade >3 AE level recorded in VEGFR inhibitors such as Sutent® and Votrient® (pazopanib) in multiple RCC studies (N Eng J Med 369;8, R J Motzer et al).

A global Phase III registration study, the SAVOIR study, of savolitinib versus Sutent® in c-MET-driven metastatic PRCC patients was initiated in June 2017.  The primary endpoint for efficacy in the SAVOIR study is median PFS, with secondary endpoints of OS, ORR, DoR and DCR.  We expect to complete enrollment in late 2019.

Furthermore, in order to fully understand the role of c-MET-driven disease in PRCC we are currently conducting a global MES (molecular epidemiology study).  The MES is in the process of screening, using our companion diagnostic, archived tissue samples from over 300 PRCC patients to identify c-MET-driven disease.  Historical medical records from these patients will then be used to determine if c-MET-driven disease is predictive of worse outcome, in terms of PFS and OS, in PRCC patients.  If this is proven to be the case, we will consider engaging in discussions regarding Breakthrough Therapy potential with the U.S. Food and Drug Administration (“FDA”).

TPP 2 — Enrolling (NCT02761057) — Phase II study of multiple TKIs in metastatic PRCC (U.S.) — A Phase II study, sponsored by the U.S. National Cancer Institute, and named the PAPMET study, to assess the efficacy of multiple TKIs in metastatic PRCC including Sutent®; Cabometyx® (cabozantinib); Xalkori® (crizotinib) and savolitinib.  PAPMET began enrolling patients in 2016, and is expected to enroll about 180 patients in over 70 locations in the United States with top-line data targeted for reporting in 2019.

TPP 3, TPP 4 and TPP 5 — Enrolling (NCT02819596) — Phase II study of savolitinib (600mg daily) monotherapy and in combination with Imfinzi® (anti-PD-L1) in both PRCC and ccRCC patients (U.K./Spain) — A dose finding study began in 2016, named the CALYPSO study, at St. Bartholomew’s Hospital in London, to assess safety/tolerability of savolitinib and Imfinzi® combination therapy as well as preliminary efficacy of savolitinib as a monotherapy or combination therapy in several c-MET-driven kidney cancer patient populations.  During 2016, the dose-finding phase of the CALYPSO study successfully established the combination dose of savolitinib and Imfinzi® and the study moved on to the Phase II expansion stage in PRCC and ccRCC patients in the U.K. and Spain to further explore efficacy during 2017.

Savolitinib — Lung cancer:  Savolitinib’s largest market opportunity.

TPP 6 — Enrolling (NCT02143466) — Phase Ib/II expansion NSCLC (second-line), EGFR TKI refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) — In October 2016, at the European Society for Medical Oncology meeting, AstraZeneca presented preliminary proof-of-concept data, the TATTON study (Part A), on 17 evaluable first-generation EGFR TKI (Iressa®/Tarceva®) refractory second-line NSCLC patients who had no prior exposure to third-generation EGFR TKIs (Tagrisso®/rocelitinib).  Molecular analysis of both c-MET and T790M status was completed for patients with sufficient available tumor tissue. Of patients treated with the savolitinib and Tagrisso® combination, confirmed PRs were reported in 4/5 (80% ORR) c-MET positive/T790M negative patients and in 6/10 (60% ORR) c-MET positive patients regardless of T790M status.

In 2016, we initiated a global Phase Ib/II expansion study in second-line NSCLC, the TATTON study (Part B), aiming to recruit sufficient c-MET gene amplified patients, who had progressed after prior treatment with a first-generation EGFR inhibitor (Iressa®/Tarceva®), to support a decision on global Phase II/III registration strategy.  In this first-generation EGFR TKI refractory NSCLC population, we estimate that c-MET gene amplification occurs in 15-20% of patients.  Preliminary data from TATTON (Part B), in 34 evaluable patients, was presented at 2017 WCLC and showed confirmed PRs in 14/23 (ORR 61%) of T790M mutation negative patients, as well as confirmed PRs in 6/11 (55% ORR) of T790M mutation positive patients.  AstraZeneca has recently decided to progress into the next stage of development in this indication, with plans outlined below.

TPP 7 — Enrolling (NCT02143466) — Phase Ib/II NSCLC (third-line), EGFR/T790M TKI-refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) —  The TATTON study (Part B) also enrolled third-line NSCLC patients that had progressed after treatment with Tagrisso® as a result of c-MET gene amplification acquired resistance.  Data presented in June 2017 at ASCO, by Harvard Medical School and Massachusetts General Hospital Cancer Center (“HMS/MGH”), showed that about 30% (7/23 patients) of Tagrisso® resistant third-line NSCLC patients harbor c-MET gene amplification.  This third-line  patient population is generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the HMS/MGH study showing that more than half the c-MET gene amplification patients also harbored additional genetic alterations, including but not limited to, EGFR gene amplification and K-Ras mutations.

The TATTON (Part B) study, presented at the 2017 WCLC, also included preliminary data in 30 evaluable patients previously treated with third-generation T790M-directed EGFR inhibitors, primarily Tagrisso®.  Confirmed PRs were observed in 10/30 (ORR 33%) of these patients, and while this is lower than the 55-61% ORR in TPP 6, it was as expected given the additional driver genes at work post Tagrisso® monotherapy failure. We believe that the savolitinib/Tagrisso® combination is an important treatment option for these late-stage patients who have no remaining targeted treatment alternatives.

Tagrisso® sales in 2017, only the second year since its launch, were $955 million.  At current pricing, this would indicate that over 5,000 patients were treated with Tagrisso® during 2017, thereby indicating that the market potential for savolitinib in third-line, Tagrisso® resistant, NSCLC is material.

AstraZeneca decision on further development of TPP 6 and TPP 7:

In December 2017, AstraZeneca’s governance committee in oncology reviewed the TATTON (Part B) data that had been presented at the 2017 WCLC, to decide strategy for further development of the savolitinib and Tagrisso® combination in first-generation (Iressa®/Tarceva®) and third-generation (Tagrisso®) EGFR-TKI refractory NSCLC.

At that time, while the above strong ORR data was available for the savolitinib 600mg QD plus Tagrisso® 80mg QD combination dose regimen, neither median PFS nor DoR had been reached.  Since then, both PFS and DoR have continued to mature. The safety profile of the combination is in line with previous reports for savolitinib 600mg QD plus Tagrisso® 80mg and going forward, AstraZeneca has concluded that a weight-based dosing algorithm will be applied for the combination, similar to the dosing algorithm used in the SAVOIR Phase III study in PRCC.

Encouraged by the TATTON (Part B) data, AstraZeneca has decided to proceed with development in second-line NSCLC (TPP 6).  Planning is now underway to initiate a global randomized chemotherapy-doublet (platinum plus Alimta®) controlled study of the savolitinib plus Tagrisso® combination in first-generation (Iressa®/Tarceva®) EGFR-TKI refractory, c-MET-driven and T790M negative NSCLC patients.  This second-line NSCLC study, currently targeted to start in H2 2018, will start as a Phase II study until such time that regulatory discussions have taken place on dosing approach, and will be powered based on TATTON (Part B) for ORR and PFS.

To further support dosing approach ahead of regulatory discussions, AstraZeneca has already initiated TATTON (Part D), exploring savolitinib 300mg QD dose combined with Tagrisso® 80mg QD, to explore the lower dose in the context of maximizing tolerability of the combination for patients who could be on the combination for long periods of time. A second supporting study, a Phase II, aiming at strengthening the dose justification in EGFR-TKI refractory, c-MET-driven NSCLC will also start in H2 2018, randomizing to either 300mg Savolitinib QD plus Tagrisso® 80mg QD or 600 mg Savolitinib (with weight based dosing) QD plus Tagrisso® 80mg QD with a primary endpoint of tolerability.

Late in 2018 or early in 2019, and subject to the outcome of the mature TATTON (Part B) data as well as preliminary TATTON (Part D) results, we expect AstraZeneca to engage in regulatory discussions regarding our dosing approach for the savolitinib and Tagrisso® combination as well as potential Breakthrough Therapy. These regulatory discussions will also enable AstraZeneca to decide development strategy in third-line NSCLC (TPP 7), defined as third-generation (Tagrisso®) EGFR-TKI refractory, c-MET gene amplified NSCLC patients.

TPP 8 — completed (NCT02374645) — Phase II NSCLC (second-line), EGFR TKI-refractory, savolitinib (600mg QD) in combination with Iressa® (China) — Also at the 2017 WCLC, we presented Phase II proof-of-concept data assessing savolitinib in combination with Iressa® in patients in China with EGFR activating mutation advanced NSCLC with centrally confirmed c-MET gene amplification who had progressed following first-generation EGFR inhibitor therapy.  Preliminary results showed confirmed PRs in 12/23 (ORR 52%) of T790M mutation negative patients, as well as confirmed PRs in 2/23 (9% ORR) of T790M mutation positive patients.  The 52% ORR in T790M mutation negative patients was as expected, and similar to that recorded in TATTON (Part B) for this TPP, and indicating that for these patients Iressa® might be the most cost-efficient combination partner for savolitinib.  The low 9% ORR in T790M mutation positive patients was also as expected, as Iressa®  does not effectively address T790M mutants. In terms of safety, the savolitinib plus Iressa® combination dose was safe and well tolerated.

With the launch of multiple lower-priced, and reimbursed, generic first-generation EGFR TKIs in China in 2017, combined with the very high ~50% proportion of NSCLC patients who harbor the EGFR activating mutations, we believe there may be a surge in c-MET gene amplified second-line NSCLC patients in China over the coming years.  We continue to discuss Phase III plans in this TPP for the savolitinib/Iressa® combination in China with AstraZeneca and expect to reach agreement in 2018.

TPP 9 and TPP 10 — Enrolling (NCT01985555 / NCT02897479) — Phase II c-MET-driven NSCLC savolitinib (600mg QD) monotherapy (China) — Phase II studies of savolitinib are also ongoing in NSCLC and other lung cancer patient populations, focusing on those with c-MET-driven disease.

Savolitinib — Gastric cancer:  Multiple Phase II studies underway in Asia in c-MET-driven patients.

Phase II gastric cancer studies are ongoing in China as well as the VIKTORY study, being run at Samsung Medical Center in South Korea, in which savolitinib is represented in two out of the ten treatment arms.  As at the latest report in 2017, a total of over 850 gastric cancer patients have been screened in these studies and those patients with confirmed c-MET-driven disease are being treated with either savolitinib monotherapy or savolitinib in combination with Taxotere®.  Presentations of preliminary data from these studies were made in 2017 at CSCO (China Phase II) and ASCO (VIKTORY Phase II).

In China, as at June 2017, a total of 441 metastatic gastric cancer patients had been screened with 13.2% (58/441) determined to have aberrant c-MET, of which 5.0% (22/441) were c-MET gene amplified.  A total of 31 patients in China have been enrolled to date in TPP 11 below.  In South Korea, as of January 2017, a total of 438 metastatic gastric cancer patients had been screened with 5.3% (23/438) being patients with c-MET-driven (gene amplification or over-expression) disease.  A total of 23 patients in South Korea have been enrolled to date in TPP 11, 12 and 13 below.

TPP 11 — Enrolling South Korea (NCT02449551) / China (NCT01985555) — Phase II gastric cancer, savolitinib monotherapy, patients with c-MET gene amplification (South Korea/China) — Preliminary results were presented at CSCO 2017 for the efficacy evaluable c-MET gene amplified patients in China. Based on confirmed and unconfirmed PRs, ORR was 42.9% (3/7) and DCR was 85.7% (6/7), with ORR of 13.6% (3/22) and DCR of 40.9% (9/22) amongst the overall efficacy evaluable aberrant c-MET set.  As of data cut-off, the longest duration of treatment was in excess of two years.  Savolitinib monotherapy was determined as safe and well tolerated in patients with advanced gastric cancer.  Grade 3 or above treatment emergent AEs occurring in above 5% of patients included abnormal hepatic function in 12.9% (4/31), each of gastrointestinal bleeding or decreased appetite in 9.7% (3/31 each), and each of diarrhea or gastrointestinal perforation in 6.4% (2/31 each).  This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with c-MET gene amplification, and the potential benefit to these patients warrants further exploration, with Phase II enrollment continuing in China.  The VIKTORY Phase II study is ongoing in c-MET gene amplified patients in South Korea, with preliminary data likely to be presented at a major scientific conference in 2018.

TPP 12 and TPP 13 — Enrolling (NCT02447380 / NCT02447406) — Phase II studies of savolitinib (600mg QD) in combination with Taxotere® in c-MET over-expression or c-MET gene amplification gastric cancer (South Korea) — Phase II studies are underway to assess safety/tolerability of savolitinib and Taxotere® combination as well as preliminary efficacy of the combination therapy in both c-MET gene amplified patients and, the approximately 40% of gastric cancer patients, that harbor c-MET over-expression.  The VIKTORY Phase II is ongoing in South Korea in TPP 12 and 13, with preliminary data likely to be presented at a major scientific conference in 2018.

TPP 14 — Enrolling (NCT03385655) — Phase II of savolitinib in patients with metastatic Castration-Resistant Prostate Cancer (“mCRPC”) (Canada) — Phase II study sponsored by the Canadian Cancer Trials Group to determine: the effect of savolitinib on prostate-specific antigen (“PSA”) decline and time to PSA progression; ORR as determined by RECIST 1.1 criteria: and to evaluate the safety and toxicity profile of savolitinib in mCRPC patients; and to identify potential predictive and prognostic factors.  The umbrella study targets to enroll around 500 patients into six treatment arms based on molecular status, with patients with c-MET-driven disease receiving savolitinib.  High levels of c-MET over expression can be prevalent prostate cancer patients.

Fruquintinib (HMPL-013):  Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that was designed to be a global best-in-class VEGFR inhibitor for many types of solid tumors. Fruquintinib’s unique kinase selectivity has been shown to reduce off-target toxicity thereby allowing for better target coverage, as well as possible use in combination with other agents such as chemotherapies, targeted therapies and immunotherapies. We believe these are points of meaningful differentiation compared to other approved small molecule VEGFR inhibitors, such as Sutent®, Nexavar® (sorafenib) and Stivarga®, and can potentially significantly expand the use and market potential of fruquintinib.

In addition to our NDA submission in third-line CRC in China, last month we completed enrollment in FALUCA, a pivotal Phase III study of fruquintinib in 527 third-line NSCLC patients, and late last year initiated FRUTIGA, a pivotal Phase III study of fruquintinib in combination with Taxol® in the second-line setting for gastric cancer.  Furthermore, a Phase II study of fruquintinib in combination with Iressa® in first-line EGFR activating mutation NSCLC began in early 2017, with encouraging preliminary results presented at the 2017 WCLC; and a Phase I study of fruquintinib in the United States was also initiated in late 2017, the first step in development outside China.  In China, fruquintinib is jointly developed with Lilly, our commercial partner.

TPP 15 — NDA submitted June 2017 (NCT02314819) — Phase III study in CRC (third-line), fruquintinib monotherapy (China) — The FRESCO study, is a pivotal Phase III study in 416 patients with locally advanced or metastatic CRC disease that progressed following at least two prior systemic chemotherapies.  Patients were randomized in a 2:1 ratio to receive either 5mg of fruquintinib QD orally, on a 3 weeks on/1 week off cycle, plus best supportive care or placebo plus best supportive care.  The primary endpoint of median OS was 9.30 months [95% CI: 8.18—10.45] in the fruquintinib group versus 6.57 months [95% CI: 5.88—8.11] in the placebo group, with a hazard ratio of 0.65 [95% CI: 0.51—0.83; two-sided p<0.001].  The secondary endpoint of median PFS was 3.71 months [95% CI: 3.65—4.63] in the fruquintinib group versus 1.84 months [95% CI: 1.81—1.84] in the placebo group, with a hazard ratio of 0.26 [95% CI: 0.21—0.34; two-sided p<0.001].  Significant benefits were also seen in other secondary endpoints.  The fruquintinib group DCR was 62.2% vs. 12.3% for placebo (p<0.001), while the ORR based on confirmed PRs was 4.7% vs. 0% for placebo (p=0.012).

In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to other VEGFR TKIs.  Of particular interest was that the Grade 3 or above hepatotoxicity was similar for the fruquintinib group as compared to the placebo group, which is in contrast to Stivarga® which was markedly worse and often difficult to manage in this patient population in the CONCUR study. The most frequently reported fruquintinib-related Grade >3 AEs included hypertension (21.2%), hand-foot skin reaction (10.8%), proteinuria (3.2%) and diarrhea (2.9%), all possibly associated with VEGFR inhibition.  No other Grade >3 AEs exceeded 1.4% in the fruquintinib population, including hepatic function AEs such as elevations in bilirubin (1.4%), alanine aminotransferase (“ALT”) (0.7%) or aspartate aminotransferase (“AST”) (0.4%). In terms of tolerability, dose interruptions or reductions occurred in only 35.3% and 24.1% of patients in the fruquintinib arm, respectively, and only 15.1% of patients discontinued treatment of fruquintinib due to AEs vs. 5.8% for placebo.

Since completing submission of the NDA to the CFDA in early June 2017, we have engaged with the Center for Drug Evaluation (CDE) to conduct reviews in the areas of: pharmacology & toxicity; clinical data and statistical analysis; and chemistry, manufacturing and control of standards and process.  We have also facilitated the conduct of clinical site visits including Good Clinical Practice (GCP) and Good Laboratory Practice (GLP) inspections. We are currently entering the PAI (pre-approval inspection) process for our active pharmaceutical ingredient (API) contract manufacturer as well as the PAI and GMP certification process for our Suzhou formulation facility.

TPP 16 — Enrollment complete (NCT02691299) — Phase III study of fruquintinib monotherapy in third-line NSCLC (China) — Following a positive Phase II study comparing fruquintinib with placebo in advanced non-squamous NSCLC patients who have failed two prior systemic chemotherapies, or third-line NSCLC, we initiated a Phase III registration study, the FALUCA study, in December 2015.  Results of the Phase II study were presented at the 2016 WCLC and have been accepted for publication in the Journal of Clinical Oncology.  In February 2018, we completed enrollment of the FALUCA study in China, in which a total of 527 patients were randomized at a 2:1 ratio to receive either 5mg of fruquintinib orally once per day, on a 3 weeks on/1 week off cycle plus best supportive care, or placebo plus best supportive care.  The primary endpoint for FALUCA is OS, with secondary endpoints including PFS, ORR, DCR and DoR.  We expect to reach median OS endpoint maturity and report top-line results in late 2018.

TPP 17 — Enrolling (NCT02976116) — Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (China) — In early 2017, we initiated a multi-center, single-arm, open-label, dose-finding Phase II study of fruquintinib in combination with Iressa® in the first-line setting for patients with advanced or metastatic NSCLC with EGFR activating mutations.  We have enrolled about 50 patients in this study with the objective to evaluate the safety and tolerability as well as efficacy of the combination therapy.  Preliminary data was presented at the 2017 WCLC, with the eight (31%) Grade 3 treatment emergent AEs being increased ALT (19%); increased AST (4%); proteinuria (4%) and hypertension (4%).  There were no serious AEs or those that lead to death.  Preliminary results in 17 efficacy evaluable patients showed an ORR of 76% (13/17), including 9 confirmed and 4 unconfirmed PRs at the time of data cut-off, as well as a DCR of 100% (17/17).

Fruquintinib’s unique safety and tolerability profile, resulting from its high kinase selectivity, combined with flexibility to adjust dosage to manage treatment emergent toxicities due to its shorter half-life versus monoclonal antibody therapies, along with its potent anti-angiogenic effect, makes it a high potential combination partner for EGFR-TKIs.  Subject to continued positive data in TPP 16, we will consider Phase III registration studies both inside and outside of China.

TPP 18 — Enrolling (NCT03251378) — Phase I fruquintinib monotherapy in advanced solid tumors (U.S.) — In December 2017, we initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and PK of fruquintinib in U.S. patients with solid tumors.  Upon completion, likely late in 2018, our intention is to begin exploring multiple innovative combination studies of fruquintinib and other TKIs, chemotherapy and immunotherapy agents in the United States.

TPP 19 — Enrolling (NCT03223376) — Phase III study of fruquintinib in combination with Taxol® in gastric cancer (second-line) (China) — In early 2017, at the ASCO Gastrointestinal Cancers Symposium, we presented results of an open label, multi-center Phase Ib dose finding/expansion study of fruquintinib in combination with Taxol® in second-line gastric cancer.  A total of 32 patients were enrolled in the study and 28 of 32 patients were efficacy evaluable with an ORR of 36% (10/28 based on confirmed PRs) and a DCR of 68% (19/28). At fruquintinib RP2D, >16 week PFS was 50% and >7 month OS was 50%.  Tolerability of the RP2D combination was as expected with common treatment related Grade >3 AEs being neutropenia (41%), leukopenia (28%), decreased hemoglobin (6%), and hand-foot syndrome (6%).  Based on this encouraging Phase Ib data, in October 2017 we initiated the FRUTIGA study, a randomized, double-blind, Phase III study to evaluate the efficacy and safety of fruquintinib combined with Taxol® compared with Taxol® monotherapy for second-line treatment of advanced gastric or gastroesophageal junction (GEJ) adenocarcinoma, in patients who had failed first-line standard 5-flourouracil (5-FU)-based chemotherapy.  A total of over 500 patients are expected to be enrolled into FRUTIGA at a 1:1 ratio.  The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and quality-of-life score.  Biomarkers related to the anti-tumor activity of fruquintinib will also be explored.  We intend to conduct an interim analysis of the FRUTIGA study for futility,  sometime during 2019.

Sulfatinib (HMPL-012):  Sulfatinib is an oral drug candidate with a unique angio-immuno kinase profile which provides both anti-angiogenesis effect and, we believe, activates and effectively enhances the body’s immune system, specifically T-cells.  Importantly, in 2016 we presented pre-clinical data that show sulfatinib, in addition to inhibiting VEGFR and FGFR1, is a potent inhibitor of CSF-1R, a signaling pathway involved in blocking the activation of tumor-associated macrophages.  Sulfatinib is the first oncology candidate that we have taken through proof-of-concept in China and subsequently started clinical development in the United States.  We are currently conducting six clinical studies on sulfatinib and retain all rights to sulfatinib worldwide.

In early 2017, at the ENETS conference, we presented the results of an open-label, single-arm Phase II study in China to assess the efficacy and safety of sulfatinib 300mg QD monotherapy in patients with advanced Grade 1 or 2 NETs.  A total of 81 patients (41 pancreatic NET and 40 extra-pancreatic NET) were enrolled.  The majority of patients had Grade 2 diseases (79%) and had failed previous systemic treatments (65%).  As of January 2017, 13 patients had confirmed PR and 61 patients had SD, corresponding to an overall ORR of 16.0% (13/81), with 17.1% (7/41) in pancreatic NET and 15.0% (6/40) in extra-pancreatic NET, and an overall DCR of 91.4%.  Median overall PFS was estimated to be 16.6 months (95% CI: 13.4, 19.4) with longer median PFS in pancreatic NET estimated at 19.4 months and shorter median PFS in extra-pancreatic NET estimated at 13.4 months. Importantly, there were fourteen patients who had progressed after treatment with targeted therapies (e.g. Sutent® and Afinitor®) and all benefited from sulfatinib treatment (4 PRs and 10 SDs).  These Phase II data compared favorably to the less than 10% ORR and 11.4 month median PFS for Sutent® and Afinitor®, the two approved single agent therapies for pancreatic NET.  Sulfatinib was well tolerated with Grade >3 AEs, with >5% incidence, regardless of causality of hypertension (31%), proteinuria (14%), hyperuricemia (10%), hypertriglyceridemia (9%), diarrhea (7%) and ALT increase (6%).  Based on the above promising Phase II efficacy data and tolerability in patients with advanced NETs, we initiated two randomized Phase III trials (TPPs 20 and 21 below) in China along with U.S. development (TPP 22 below).

TPP 20 — Enrolling (NCT02589821) — Phase III pancreatic NET sulfatinib monotherapy (China) — In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET. Patients are randomized in a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability.  We expect to complete enrollment in 2019 and present top-line results thereafter.

TPP 21 — Enrolling (NCT02588170) — Phase III extra-pancreatic NET sulfatinib monotherapy (China) — In December 2015, we initiated the SANET-ep study, which is a pivotal Phase III study in patients with low or intermediate grade advanced extra-pancreatic NET.  Patients are randomized in a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability.  We expect to complete enrollment in 2019 and present top-line results thereafter.

TPP 22 — Enrolling (NCT02549937) — Phase I sulfatinib monotherapy in advanced solid tumors (U.S.) — A Phase I study in cancer patients in the United States is now close to completion having confirmed the RP2D dose.  We are currently in final planning for an expansion of sulfatinib development in the United States into a multi-arm Phase IIa study to explore efficacy and safety in both NET and solid tumor patients.

TPP 23 and TPP 24 — Enrollment complete (NCT02614495) — Phase II study in recurrent/refractory thyroid cancer patients (China) — In 2016, we began an open-label, Phase II proof-of-concept study in patients with recurrent/refractory MTC or RAI-refractory DTC in China where there are few safe and effective treatment options.  In June 2017, we presented preliminary Phase II data at ASCO showing that as at December 31, 2016 a total of 18 patients had been enrolled, and treated with sulfatinib, with preliminary data showing that confirmed PRs were reported in 3/10 (30.0% ORR) RAI-refractory DTC patients and 1/6 (16.7% ORR) MTC patients, and all other patients were SD.

TPP 25 — Enrolling (NCT02966821) — Phase II study in chemotherapy refractory biliary tract cancer patients (China) — In early 2017, we began a Phase II proof-of-concept study in patients with biliary tract cancer (also known as cholangiocarcinoma), a heterogeneous group of rare malignancies arising from the biliary tract epithelia.  We see a major unmet medical need for patients who have progressed on chemotherapy, and sulfatinib may offer a new targeted treatment option in this tumor type.

Epitinib (HMPL-813): A significant portion of NSCLC patients, estimated at approximately 10-15%, have developed brain metastasis by the time of first diagnosis and eventually approximately 50% of NSCLC patients go on to develop brain metastasis.  Patients with brain metastasis have a dismal prognosis and a poor quality of life with limited treatment options.  Epitinib is a potent and highly selective oral EGFR inhibitor which has demonstrated brain penetration and efficacy in both pre-clinical and clinical studies.  EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, approved EGFR inhibitors such as Iressa® and Tarceva® cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective targeted therapy.  We currently retain all rights to epitinib worldwide.

TPP 26 — Continues to enroll (NCT02590952) — Phase Ib epitinib monotherapy in NSCLC patients with activating EGFR-mutations and brain metastasis (China) — In December 2016 at the WCLC, we presented encouraging efficacy data for an open label, multi-center Phase I dose expansion study.  For EGFR TKI naïve patients treated with epitinib 160mg QD dose, ORR was in the range of 60-70% (including confirmed and unconfirmed PRs). During 2017, we continued to enroll patients in this Phase Ib study exploring a lower 120mg QD dose in the context of further optimizing tolerability for long-term usage.  We expect to decide the Phase III dose in early 2018 and initiate Phase III shortly thereafter.

TPP 27 — Enrolling (NCT03231501) — Phase Ib/II study in glioblastoma — Glioblastoma is a primary brain cancer that harbors high levels of EGFR gene amplification.  This month, we initiated a Phase Ib/II study multi-center, single-arm, open-label study to evaluate the efficacy and safety of epitinib as a monotherapy in patients with EGFR gene amplified, histologically confirmed glioblastoma. The primary endpoint is ORR.

Theliatinib (HMPL-309):  Theliatinib is a novel molecule EGFR inhibitor under investigation for the treatment of solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to current EGFR TKIs, Iressa® and Tarceva®, due to their sub-optimal binding affinity.  Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®.  Consequently, we believe that theliatinib could benefit patients with tumor-types with a high incidence of wild-type EGFR activation.  This is notable in certain cancer types such as esophageal cancer, where 8-30% harbors EGFR gene amplification and 30-90% EGFR overexpression.  We currently retain all rights to theliatinib worldwide.

TPP 28 — Complete (NCT02601274) — Phase I study of theliatinib monotherapy in solid tumors (China) — At the 2017 CSCO conference, we presented results from the Phase I study of the safety and preliminary anti-tumor activity of theliatinib.  Results showed that doses up to 500mg QD were determined to be safe and well-tolerated, with no dose limiting toxicities or maximum tolerated dose established.  PK exposure increased with dose, with 300mg QD or more considered sufficient to inhibit EGFR phosphorylation. Amongst the 21 patients that received 120mg to 500mg QD, there were only four treatment emergent Grade >3 AEs: each of gastrointestinal bleeding, decreased white blood cell count, anemia or decreased platelet count of 4.8% (1/21 each).  There were no incidences of Grade >3 rash or diarrhea.  Amongst seven esophageal cancer patients, five had measurable lesions and could be evaluated for response, with all five achieving SD.  Of the efficacy evaluable patients in the 120mg to 500mg cohorts, 44.4% (8/18) had SD after 12 weeks.  The study concluded that further development of theliatinib 400mg QD amongst esophageal cancer patients with EGFR over expression was warranted (TPP 29).

TPP 29 — Enrolling (NCT02601274) — Phase Ib expansion theliatinib monotherapy in esophageal cancer (China) — In early 2017, we began a Phase Ib proof-of-concept expansion study of theliatinib in esophageal cancer patients with EGFR protein over-expression or gene amplification.  This study is now in the process of expanding through the opening of further clinical sites in China.

HMPL-523:  HMPL-523 is a potential first/best-in-class oral inhibitor targeting Syk, a key protein involved in B-cell signaling. Modulation of the B-cell signaling system has proven to have significant potential for the treatment of certain chronic diseases in immunology, such as rheumatoid arthritis or lupus, as well as hematological cancers.  We currently retain all rights to HMPL-523 worldwide.

TPP 30 and TPP 31 — Complete (NCT02105129) — Phase I study (healthy volunteers) (Australia/China) — We believe HMPL-523, as an oral drug candidate, has advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds can be taken orally and have shorter half-lives, thereby reducing the risk of infections from sustained suppression of the immune system.  The Phase I dose escalation study showed HMPL-523 exhibited a tolerable safety profile, with data presented in full at the 2016 American College of Rheumatology conference.  Off-target toxicities such as diarrhea and hypertension, seen with the first-generation Syk inhibitor fostamatinib, were not observed.

In addition to tolerable safety, this Phase I dose escalation study evaluated the PK and pharmacodynamic (“PD”) profile of HMPL-523.  We have submitted IND applications for autoimmune diseases and expect, pending the imminent submission of additional data requested by the U.S. FDA, to progress into a Phase II proof-of-concept study in immunology in late 2018 or early 2019.

TPP 32 and TPP 33 — Enrolling (NCT02503033 / NCT02857998) — Phase I study of HMPL-523 in hematological cancers (Australia/China) — In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in hematological cancer patients and have completed seven dose cohorts.  China Phase I began in early 2017 and has now completed five dose cohorts.  In both Australia and China, we have established both efficacious QD and twice daily dose regimens.  We are now in the process of increasing the number of clinical sites in Australia and China to support Phase Ib/II expansion in a broad range of indolent non-Hodgkin’s lymphoma sub-types. We target to present dose escalation and expansion results, including preliminary proof-of-concept data, at a major scientific conference later in 2018.

HMPL-689:  HMPL-689 is a novel, potential best-in-class, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway.  We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3Kɣ (gamma), to minimize the risk of serious infection caused by immune suppression. HMPL-689’s PK properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies.  We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide.

TPP 34 and TPP 35 — Enrolling (NCT02631642 / NCT03128164) — Phase I dose escalation (Australia/China) — In 2016, we completed a Phase I dose escalation study in Australia in healthy adult volunteers to evaluate HMPL-689’s PK and safety profile following single oral dosing.  Results were as expected with linear PK properties and good safety profile.  We subsequently received IND clearance in China and then initiated a Phase I dose escalation and expansion study in patients with hematologic malignancies in August 2017.

HMPL-453:  HMPL-453 is a novel, potentially first-in-class, highly selective and potent small molecule inhibitor that targets FGFR 1/2/3, a sub-family of receptor tyrosine kinases.  Aberrant FGFR signaling has been found to be a driving force in tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies.  To date, there are no approved therapies specifically targeting the FGFR signaling pathway.  In pre-clinical studies, HMPL-453 demonstrated excellent kinase selectivity as well as strong anti-tumor potency.  Abnormal FGFR gene alterations are believed to be the drivers of tumor cell proliferation in several solid tumor settings. We currently retain all rights to HMPL-453 worldwide.

TPP 36 and TPP 37 — Enrolling (NCT02966171) / NCT03160833) — Phase I dose escalation (Australia/China) — In early 2017, we initiated first-in-human Phase I dose escalation studies in both Australia and China to evaluate safety, tolerability, PK, PD and preliminary anti-tumor activity in patients with advanced or metastatic solid tumors.

HM004-6599:  HM004-6599 is a proprietary botanical drug for the treatment of inflammatory bowel diseases, which we are developing through NSP, a 50/50 joint venture with Nestlé. In the first half of 2017, we submitted our IND application for HM004-6599 in China and we now await clearance to proceed into Phase I clinical studies. We also target to initiate Phase I clinical studies in Australia in 2018. HM004-6599 is an enriched/purified re-formulation of HMPL-004, our drug candidate that reported positive Phase II results in ulcerative colitis in 2010 but then went on to prove futile in an interim analysis of the subsequent Phase III study in 2014.

COMMERCIAL PLATFORM

The Commercial Platform, which has been built over the past 17 years, is focused on two business areas.  First is our core Prescription Drugs business, a high-margin/profit business operated through our joint ventures SHPL and Hutchison Sinopharm, in which we nominate management and run the day-to-day operations.  Our Prescription Drugs business is a platform that we plan to use to launch our Innovation Platform drugs once approved in China.  Second is our Consumer Health business, which is a profitable and cash flow generating business selling primarily market-leading, household-name OTC pharmaceutical products through our non-consolidated joint venture HBYS.

In 2017, sales of our Commercial Platform’s subsidiaries grew by 13% to $205.2 million (2016: $180.9m), and sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, grew by 6% to $472.0 million (2016: $446.5m) resulting in consolidated net income attributable to Chi-Med from our Commercial Platform of $40.0 million (2016: $70.3m).  Stripping out one-time gains, adjusted (non-GAAP) consolidated net income attributable to Chi-Med from our Commercial Platform grew by 25% to $37.5 million (2016: $29.9m).

Prescription Drugs business:

In 2017, sales of our Prescription Drugs subsidiaries grew by 11% to $166.4 million (2016: $149.9m), and sales of our non-consolidated Prescription Drugs joint venture (SHPL) grew by 10% to $244.6 million (2016: $222.4m).  The consolidated net income attributable to Chi-Med from our Prescription Drugs business was $29.0 million (2016: $61.1m).  Adjusted (non-GAAP) consolidated net income attributable to Chi-Med grew 28% to $26.5 million (2016: $20.7m), when excluding one-time gains of $2.5 million in 2017 from research and development subsidies and $40.4 million in 2016 primarily from property compensation.  The Prescription Drugs business represented 72% of our overall Commercial Platform net income in 2017.

SHPL:  Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established and stable-growth business.  In 2016, SHPL delivered sales growth of 23%.  However, sales in the first half of 2017 were subdued at $129.7 million (up 2% versus H1 2016) as a result of an 11% price increase on our main product SXBX pill, which occurred in December 2016.  As expected, SHPL sales performance, as well as gross margins, materially improved as 2017 progressed.  Sales in the second half were $114.9 million (up 20% versus H2 2016).

SXBX pill:  SHPL’s main product is SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina, myocardial infarction and sudden cardiac death.  There are over 1 million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (34% of adults), increasing levels of obesity (28% of adults overweight) and hypertension (26% of adults).  SXBX pill is the third largest botanical prescription drug in this indication in China, with a market share of 15.4% nationally and 47.0% in Shanghai. Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage, including 7% to $209.2 million in 2017 despite the aforementioned late 2016 price increase.

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug.  SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China’s Low Price Drug List with an average daily cost of RMB4.00, or approximately $0.60 (2016: RMB3.30).  In the coming years, we anticipate stable growth in sales and profit for SXBX pill given the strength of its proposition and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas.  The commercial team now has about 2,300 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China.  SHPL’s new, GMP-certified factory located 40 kilometers south of Shanghai in Fengpu district, which holds 74 drug product manufacturing licenses and is operated by about 550 manufacturing staff.  This new factory has approximately tripled SHPL’s capacity and therefore positions us well for continued long-term growth.

Hutchison Sinopharm:  Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm, focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by third-party pharmaceutical companies in China.  In 2017, Hutchison Sinopharm made continued progress with sales up 11% to $166.4 million (2016: $149.9m) as a result of growth in the third-party drug distribution businesses and Seroquel®.

Seroquel®:  Seroquel® (quetiapine tablets) is an anti-psychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are under-diagnosed in China.  Seroquel® holds an 5.6% market share in China’s approximately $0.9 billion atypical anti-psychotic prescription drug market, and 45% of China’s generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine.  Seroquel® is the only brand in China to have an XR (extended release) formulation, which in 2017 was included on the NDRL, thereby providing us with major competitive advantage over quetiapine generics.

Hutchison Sinopharm is the exclusive marketing agent for Seroquel® tablets in China and through a team of about 120 dedicated medical sales representatives reported sales in 2017 of $35.4 million (2016: $34.4m).  The new China TIS (two-invoice system), explained in more detail below, came into effect in October 2017, at which point Hutchison Sinopharm’s Seroquel® operating model began progressively switching to a fee-for-service model.  This change in business model has limited effect on the past or future service fees paid by AstraZeneca to Hutchison Sinopharm for marketing Seroquel®, which in 2017 increased 22% to $11.4 million (2016: $9.3m).

Subject to Hutchison Sinopharm’s continued delivery of pre-specified annual sales targets, which would require approximately 22% sales growth in 2018 and 15% per year thereafter, we can continue to retain exclusive commercial rights to Seroquel® in China until 2025.  Notwithstanding potential changes in government pricing policy, we expect Seroquel® to have a reasonable chance to meet these annual sales targets over the next several years due to the XR formulation, its recent inclusion in the NDRL, as well as expansion in diagnosis and treatment of anti-psychotic diseases in China.

Concor®:  Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximately 18% national market share in China’s beta-blocker drug market and 70% of China’s generic bisoprolol market.  Hutchison Sinopharm is now the exclusive marketing agent in six provinces, markets that contain over 360 million people.  We have created synergy with SHPL’s existing cardiovascular medical sales team by detailing Concor® alongside the SXBX pill on a fee-for-service basis.  In 2017, we grew Concor® sales by 90%, resulting in service fees of $1.8 million (2016: $1.4m) to Hutchison Sinopharm and SHPL in aggregate.  We expect growth in these fees will continue to be driven by cardiovascular market expansion as well as potential further territorial expansion.

Regulatory reform in the China pharmaceutical distribution system — The new TIS has now been mostly rolled-out across China.  In principle, the purpose of the TIS is to restrict the number of layers in the drug distribution system in China, in order to improve transparency, compliant business conduct, and efficiency and thereby lower the cost of drugs.  The impact to us is that, starting in October 2017, the Seroquel® sales model, in which our consolidated revenues historically reflected total gross sales of Seroquel®, began to shift to a fee-for-service model similar to that used all along on Concor®.  This change will reduce the top-line revenues that Hutchison Sinopharm will in the future be able to record from sales of Seroquel® as well as many of our other third-party customers.  Therefore, as a direct result of TIS, sales guidance for Hutchison Sinopharm for 2018 is now estimated at approximately $75-85 million (2017: $166.4m). Importantly, however, this drop in reported sales will have no impact on profitability, the service fees paid to Hutchison Sinopharm, or our commercial team operations and expansion plans.

Consumer Health business:

During 2017, sales of our Consumer Health subsidiaries increased by 25% to $38.8 million (2016: $31.0m) and sales of our non-consolidated Consumer Health joint venture (HBYS) were flat at $227.4 million (2016: $224.1m).  Consolidated net income attributable to Chi-Med from our Consumer Health business grew by 20% to $11.0 million (2016: $9.2m) as a result of several factors that are detailed below.  The Consumer Heath business represented 28% of our overall Commercial Platform net income in 2017.

HBYS:  Our OTC business operated through our non-consolidated joint venture, HBYS, focuses on the manufacture, marketing and distribution of OTC pharmaceutical products.  Its Bai Yun Shan brand is a market-leading, household name, established over 40 years ago, and is known by the majority of Chinese consumers.  In addition to over 1,000 manufacturing staff, in Guangdong and Anhui, and 189 drug product licenses, HBYS has a commercial team of about 1,000 sales staff that covers the national retail pharmacy channel in China.

2017 was a year of major change for HBYS with the move of the majority of our production to a new low-cost factory over 1,400 kilometers away from its home base in Guangdong province.  HBYS sales had grown over five-fold since its establishment in 2005 and, during that period, HBYS has used third-party contract manufacturers to support expansion, a strategy no longer possible under CFDA policy.  In early 2017, we secured GMP-certification of our new factory in Bozhou, Anhui province however, final clearance to formally begin production from the local Guangdong and Anhui province FDAs only came in August 2017.  This regulatory pause led HBYS to have to continue to use contract manufacturers during the first half of 2017 while at the same time having to start recording depreciation charges for our new factory. The delay also led to some short-term production capacity constraints.

A further change came on September 1, 2017 when HBYS divested its 60% shareholding in Guanbao for a consideration approximately equal to its carrying value.  Guanbao was a Good Supply Practice (GSP) distribution company which had been established via a joint venture in 2012.  Sales reported under HBYS for Guanbao in 2017 were $38.6 million (2016: 45.0m) as a result of partial year reporting due to the divestiture. This low margin, primarily third-party OTC logistics business, with operations limited mainly to Henan province, had proven to be a business with no strategic value to Chi-Med.

Once the Bozhou factory began production, capacity constraints were eliminated and the performance of HBYS, excluding the divested Guanbao, in the second half of 2017 was particularly strong with revenue on an adjusted (non-GAAP) basis increasing 20% to $94.3 million (H2 2016: $78.5m).  HBYS net income attributable to Chi-Med also rebounded strongly in the second half of 2017 increasing 185% to $3.7 million (H2 2016: $1.3m) driven by the available capacity and a decline in the prices of certain key raw materials.

FFDS tablets and Banlangen granules:  FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu), the two main products of HBYS, are generic OTC drugs with leading national market share in China of 38% (2016: 32%) and 53% (2016: 51%), respectively.  The first half of 2017 was a challenging period for FFDS and Banlangen with sales totaling $64.3 million (down 8% versus H1 2016) due to the aforementioned capacity constraints; unusually high raw material prices on both Banlangen and Sanqi, the main raw material in FFDS; and a relatively quiet influenza season which held back Banlangen demand.  In contrast, the second half of 2017 saw FFDS and Banlangen’s sales rebound to $54.5 million (up 17% versus H2 2016) as all first half headwinds were either entirely eliminated or materially reversed.

In the mid- to longer-term, while profitability of both FFDS tablets and Banlangen granules in any given year will vary based on the severity of the climate/influenza season, which affect both raw material prices and demand, we anticipate that cost efficiencies in the new Bozhou factory will enhance gross margins.  Furthermore, we expect to benefit from the underlying general OTC market expansion and the low risk of price erosion due to our focus on the retail pharmacy channel.

HBYS property update — HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou has been listed for sale as part of the Guangzhou municipal government’s urban redevelopment scheme plan since 2016.  The date of this public auction will be determined by the Guangzhou government, but we are actively working to trigger the process.  Land prices continue to rise in Guangzhou, and based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be over $100 million of which 40 to 50% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS’s larger Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, when auctioned, Plot 1 could bring HBYS compensation per square meter comparable to Plot 2.

Hutchison Healthcare Limited (“HHL”) and Hutchison Hain Organic Holdings Limited (“HHOH”):  HHL, HHOH and other minor entities are subsidiaries involved in the commercialization of health related consumer products.  Sales of such products in 2017 grew by 25% to $38.8 million (2016: $31.0m) driven in part by good progress on the Zhi Ling Tong® and Earth’s Best® infant nutrition business.

Commercial Platform dividends:  The profits of the Commercial Platform continue to pass on to the Chi-Med Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $55.6 million (2016: $30.5m) were paid from these joint ventures to the Chi-Med Group level during 2017. Net income from SHPL and HBYS have totaled $465.4 million since 2005, of which a total of $316.2 million has been paid in dividends to Chi-Med and its partners, with the balance retained by the joint ventures as cash or used primarily to fund factory upgrades and expansion.  As of December 31, 2017, SHPL and HBYS held in aggregate $57.4 million in cash and cash equivalents, with no outstanding bank borrowings.

Christian Hogg

Chief Executive Officer, March 12, 2018

Use of Non-GAAP Financial Measures and Reconciliation: In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•                  Adjusted research and development expenses;

•                  Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform;

•                  Adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business; and

•                  Adjusted revenue of HBYS.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP.  Other companies may define these measures in different ways. The following items are excluded from adjusted financial results:

Adjusted research and development expenses: We exclude the impact of the revenue received from external customers of our Innovation Platform, which is reinvested into on our clinical trials, to derive our adjusted research and development expense. Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners. The variability of such payments makes the identification of trends in our ongoing research and development activities more difficult. We believe the presentation of adjusted research and development expenses provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of the scope of our normal, recurring operating research and development expenses.

Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform and adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business: We exclude the impact of one-time gains which were triggered by the payment of land compensation and subsidies from the Shanghai government to SHPL.

Adjusted HBYS revenue: We exclude the sales of Guanbao because Guanbao was divested by HBYS in September 2017.

Reconciliation of GAAP to adjusted research and development expenses:

$’000	Year Ended December 31, 2017	Year Ended December 31, 2016
Segment operating loss — Innovation Platform	(51,986)	(40,837)
Less: Segment revenue from external customers — Innovation Platform	(35,997)	(35,228)
Adjusted research and development expenses	(87,983)	(76,065)

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Commercial Platform:

$’000	Year Ended December 31, 2017	Year Ended December 31, 2016
Consolidated net income attributable to Chi-Med — Commercial Platform	40,033	70,337
Less: One-time gains from land compensation and subsidies	(2,494)	(40,416)
Adjusted consolidated net income attributable to Chi-Med — Commercial Platform	37,539	29,921

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:

$’000	Year Ended December 31, 2017	Year Ended December 31, 2016
Consolidated net income attributable to Chi-Med — Prescription Drugs business	28,999	61,120
Less: One-time gains from land compensation and subsidies	(2,494)	(40,416)
Adjusted consolidated net income attributable to Chi-Med — Prescription Drugs business	26,505	20,704

Reconciliation of GAAP to adjusted HBYS revenue:

$’000	2017	2016
HBYS revenue — Year ended December 31,	227,422	224,131
Less: HBYS revenue — Six months ended June 30,	(123,408)	(122,746)
Less: Guanbao revenue — Six months ended December 31,	(9,680)	(22,901)
Adjusted HBYS revenue — Six months ended December 31,	94,334	78,484

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000)

			December 31,
	Note		2017	2016
Assets
Current assets
Cash and cash equivalents	5		85,265	79,431
Short-term investments	6		273,031	24,270
Accounts receivable—third parties	7		38,410	40,812
Accounts receivable—related parties	22	(ii)	3,860	4,223
Other receivables, prepayments and deposits	8		11,296	4,314
Amounts due from related parties	22	(ii)	8,544	1,136
Inventories	9		11,789	12,822
Deferred tax assets	23	(ii)	—	372
Total current assets			432,195	167,380
Property, plant and equipment	10		14,220	9,954
Leasehold land			1,261	1,220
Goodwill			3,308	3,137
Other intangible asset			430	469
Deferred tax assets	23	(ii)	633	—
Long-term prepayment			1,648	1,771
Investments in equity investees	11		144,237	158,506
Total assets			597,932	342,437
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12		24,365	35,538
Other payables, accruals and advance receipts	13		40,953	31,716
Income tax payable	23	(iii)	979	274
Deferred revenue			1,295	962
Amounts due to related parties	22	(ii)	7,021	5,308
Short-term bank borrowings	14		29,987	19,957
Deferred tax liabilities	23	(ii)	—	1,364
Total current liabilities			104,600	95,119
Deferred tax liabilities	23	(ii)	4,452	3,997
Long-term bank borrowings	14		—	26,830
Deferred revenue			809	2,039
Other deferred income			1,988	2,263
Other non-current liabilities			1,117	8,129
Total liabilities			112,966	138,377
Commitments and contingencies	15

Company’s shareholders’ equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 66,447,037 and 60,705,823 shares issued at December 31, 2017 and 2016 respectively	17		66,447	60,706
Additional paid-in capital			496,960	208,196
Accumulated losses			(107,104)	(80,357)
Accumulated other comprehensive income/(loss)			5,430	(4,275)
Total Company’s shareholders’ equity			461,733	184,270
Non-controlling interests			23,233	19,790
Total shareholders’ equity			484,966	204,060
Total liabilities and shareholders’ equity			597,932	342,437

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

			Year Ended December 31,
	Note		2017	2016	2015
Revenues
Sales—third parties			196,720	171,058	118,113
Sales—related parties	22	(i)	8,486	9,794	8,074
Revenue from license and collaboration agreements—third parties	19		26,315	26,444	44,060
Revenue from research and development services—third parties			—	355	2,573
Revenue from research and development services—related parties	22	(i)	9,682	8,429	5,383
Total revenues	25		241,203	216,080	178,203
Operating expenses
Costs of sales—third parties			(169,764)	(149,132)	(104,859)
Costs of sales—related parties			(6,056)	(7,196)	(5,918)
Research and development expenses	20		(75,523)	(66,871)	(47,368)
Selling expenses			(19,322)	(17,998)	(10,209)
Administrative expenses			(23,955)	(21,580)	(19,620)
Total operating expenses			(294,620)	(262,777)	(187,974)
Loss from operations			(53,417)	(46,697)	(9,771)
Other income/(expense)
Interest income	25		1,220	502	451
Other income			808	609	386
Interest expense	25		(1,455)	(1,631)	(1,404)
Other expense			(692)	(139)	(202)
Total other income/(expense)			(119)	(659)	(769)
Loss before income taxes and equity in earnings of equity investees			(53,536)	(47,356)	(10,540)
Income tax expense	23	(i)	(3,080)	(4,331)	(1,605)
Equity in earnings of equity investees, net of tax	11		33,653	66,244	22,572
Net (loss)/income			(22,963)	14,557	10,427
Less: Net income attributable to non-controlling interests			(3,774)	(2,859)	(2,434)
Net (loss)/income attributable to the Company			(26,737)	11,698	7,993
Accretion on redeemable non-controlling interests			—	—	(43,001)
Net (loss)/income attributable to ordinary shareholders of the Company			(26,737)	11,698	(35,008)
(Losses)/earnings per share attributable to ordinary shareholders of the Company—basic (US$ per share)	24	(i)	(0.43)	0.20	(0.64)
(Losses)/earnings per share attributable to ordinary shareholders of the Company—diluted (US$ per share)	24	(ii)	(0.43)	0.20	(0.64)
Number of shares used in per share calculation—basic	24	(i)	61,717,171	59,715,173	54,659,315
Number of shares used in per share calculation—diluted	24	(ii)	61,717,171	59,971,050	54,659,315

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive (Loss)/Income

(in US$’000)

	Year Ended December 31,
	2017	2016	2015
Net (loss)/income	(22,963)	14,557	10,427
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	10,964	(10,722)	(5,557)
Total comprehensive (loss)/income	(11,999)	3,835	4,870
Less: Comprehensive income attributable to non-controlling interests	(5,033)	(1,427)	(1,732)
Total comprehensive (loss)/income attributable to the Company	(17,032)	2,408	3,138

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ‘000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Total
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at December 31, 2014	53,076	53,076	76,256	(100,051)	9,870	39,151	17,764	56,915
Net income	—	—	—	7,993	—	7,993	2,434	10,427
Accretion to redemption value of redeemable non-controlling interests	—	—	(43,001)	—	—	(43,001)	—	(43,001)
Issuance in exchange for redeemable non-controlling interest	3,214	3,214	80,823	—	—	84,037	—	84,037
Issuances in relation to share option exercises	243	243	1,131	—	—	1,374	—	1,374
Share-based compensation
Share options	—	—	168	—	—	168	—	168
Long-term incentive plan (“LTIP”)	—	—	233	—	—	233	—	233
	—	—	401	—	—	401	—	401
LTIP—treasury shares acquired and held by Trustee	—	—	(1,786)	—	—	(1,786)	—	(1,786)
Dividend paid to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(590)	(590)
Dilution of interests in a subsidiary in relation to exercise of share options of a subsidiary	—	—	—	42	—	42	15	57
Transfer between reserves	—	—	24	(24)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(4,855)	(4,855)	(702)	(5,557)
As at December 31, 2015	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	11,698	—	11,698	2,859	14,557
Issuance in relation to public offering	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Issuances in relation to share option exercises	93	93	333	—	—	426	—	426
Share-based compensation
Share options	—	—	1,373	—	—	1,373	4	1,377
LTIP	—	—	1,378	—	—	1,378	2	1,380
	—	—	2,751	—	—	2,751	6	2,757
LTIP—treasury shares acquired and held by Trustee	—	—	(604)	—	—	(604)	—	(604)
Dividend paid to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(564)	(564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(9,290)	(9,290)	(1,432)	(10,722)
As at December 31, 2016	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net loss	—	—	—	(26,737)	—	(26,737)	3,774	(22,963)
Issuance in relation to public offering	5,685	5,685	295,615	—	—	301,300	—	301,300
Issuance costs	—	—	(8,610)	—	—	(8,610)	—	(8,610)
Issuances in relation to share option exercises	56	56	324	—	—	380	—	380
Share-based compensation
Share options	—	—	1,255	—	—	1,255	3	1,258
LTIP	—	—	1,537	—	—	1,537	1	1,538
	—	—	2,792	—	—	2,792	4	2,796
LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividends paid to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,594)	(1,594)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,705	9,705	1,259	10,964
As at December 31, 2017	66,447	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

			Year Ended December 31,
	Note		2017	2016	2015
Net cash used in operating activities	26		(8,943)	(9,569)	(9,385)
Investing activities
Purchases of property, plant and equipment	10		(5,019)	(4,327)	(3,324)
Deposits in short-term investments			(325,032)	(80,857)	—
Proceeds from short-term investments			76,271	56,587	12,179
Investment in an equity investee	11		(7,000)	(5,000)	—
Net cash (used in)/generated from investing activities			(260,780)	(33,597)	8,855
Financing activities
Proceeds from issuance of ordinary shares			301,680	110,586	1,374
Proceeds from exercise of share options of a subsidiary			—	—	57
Purchases of treasury shares			(1,367)	(604)	(1,786)
Dividends paid to non-controlling shareholders of subsidiaries			(1,594)	(564)	(590)
Repayment of loan to a non-controlling shareholder of a subsidiary			—	(1,000)	—
Proceeds from bank borrowings			32,540	25,128	3,205
Repayment of bank borrowings			(49,487)	(28,205)	(6,410)
Payment of issuance costs			(8,576)	(12,906)	(1,321)
Net cash generated from/(used in) financing activities			273,196	92,435	(5,471)
Net increase/(decrease) in cash and cash equivalents			3,473	49,269	(6,001)
Effect of exchange rate changes on cash and cash equivalents			2,361	(1,779)	(1,004)
			5,834	47,490	(7,005)
Cash and cash equivalents
Cash and cash equivalents at beginning of year			79,431	31,941	38,946
Cash and cash equivalents at end of year			85,265	79,431	31,941
Supplemental disclosure for cash flow information
Cash paid for interest			763	1,570	1,220
Cash paid for tax, net of refunds			3,836	2,664	510
Supplemental disclosure for non-cash activities
Accruals made for purchases of property, plant and equipment			1,054	—	—
Accrued issuance costs for public offering			34	—	3,125
Vesting of treasury shares for LTIP	18	(iii)	1,800	—	—
Capitalization of amounts due from related parties to investments in equity investees			—	7,000	—
Issuance of ordinary shares in exchange of redeemable non-controlling interests	16		—	—	84,037

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

The Company considers Hutchison Healthcare Holdings Limited as its immediate holding company and CK Hutchison Holdings Limited (“CK Hutchison”) as its ultimate holding company.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company’s ordinary shares are listed on the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”), each representing one-half of one ordinary share, are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2017, the Group had accumulated losses of US$107,104,000, primarily due to its significant spending in research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2017, the Group had cash and cash equivalents of US$85,265,000, short-term investments of US$273,031,000 and unutilized bank borrowing facilities of US$121,282,000. Short-term investments comprised of bank deposits maturing over three months. As at December 31, 2016, the Group had cash and cash equivalents of US$79,431,000, short-term investments of US$24,270,000 and unutilized bank borrowing facilities of US$70,000,000. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. The increase in cash balances is primarily due to a public follow-on offering of the Company’s ADS in October 2017, which raised net proceeds of US$292,690,000. Additionally, dividends received from equity investees for the years ended December 31, 2017, 2016 and 2015 were US$55,586,000, US$30,528,000 and US$6,410,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
		attributable to
	Place of	the Group
	establishment	As at
	and	December 31,
Name	operations	2017	2016	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research and development of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”)	PRC	51%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited (“HHOGZL”) (note (a))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited (“HHL”)	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
Nutrition Science Partners Limited (“NSPL”) (note (c))	Hong Kong	49.88%	49.88%	Research and development of pharmaceutical products

Notes:

(a)          HHOL and HHOGZL are regarded as subsidiaries of the Company, as while both shareholders of these subsidiaries have equal representation at their respective boards, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL and HHOGZL.

(b)          The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

(c)           The 50% equity interest in NSPL is held by a 99.75% owned subsidiary of the Group. The effective equity interest of the Group in NSPL is therefore 49.88% for the years presented.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, taxes on income, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Foreign Currency Translation

The Group’s functional currency is Renminbi (“RMB”) but the presentation currency is U.S. dollar (“US$”). The financial statements of the Company’s subsidiaries with a functional currency other than the US$ have been translated into the Company’s reporting currency, the US$. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income/(loss) in shareholders’ equity.

Net foreign currency exchange losses of US$316,000, US$109,000 and US$79,000 were recorded in other expense in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 respectively.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB, which is not freely convertible into foreign currencies. In the PRC, the Group’s cash and cash equivalents denominated in RMB are subject to such government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Fair Value of Financial Instruments

The fair value of financial instruments that are measured at fair value is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used. The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2

Inputs are quoted prices for similar assets or liabilities in active markets; or quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3

Inputs are unobservable inputs based on the Group’s assumptions and valuation techniques used to measure assets or liabilities at fair value. The inputs require significant management judgment or estimation.

The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value of assets and liabilities is established using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and a fair value hierarchy is established based on the inputs used to measure fair value.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will potentially be uncollectible. Estimates are used to determine the amount of allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The amount of the allowance for doubtful accounts is recognized in the consolidated statements of operations.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the year of disposition. Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If such indicators exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value. No impairment of goodwill occurred in the years presented.

The Group has adopted Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests performed on testing dates after January 1, 2017. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. For prior years’ annual goodwill impairment tests, the Group determined that the fair values of their reporting units exceeded their carrying values and Step 2 has never been required.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$1.00 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares were purchased for the purpose of the LTIP.

Convertible Preferred Shares

When the Company or its subsidiaries issue preferred shares, the Group assesses whether such instruments should be liabilities, mezzanine equity, or permanent equity classified based on multiple indicators such as redemption features, conversion features, voting rights and other embedded features. Freestanding equity instruments with mandatory redemption requirements, embodying an obligation to repurchase the issuer’s equity shares by transferring assets, or certain obligations to issue a variable number of shares, are treated as liability-classified instruments. Equity instruments that are redeemable at the option of the holder or not solely within the Group’s control are classified as mezzanine equity of the issuer entity (and redeemable non-controlling interests in the consolidated financial statements of the Group if preferred shares are issued by its subsidiaries). Subsequent measurements of financing instruments are driven by the instruments’ balance sheet classification.

The Group also reviews the terms of each convertible instrument and determines whether the host instrument is more akin to debt or equity based on the economic characteristics and risks in order to evaluate if there were any embedded features which would require bifurcation and separate accounting from the host contract. For embedded conversion features that are not required to be separated, the Group analyzes the accounting conversion price and the Company’s share price at the commitment date to identify any beneficial conversion features.

For any amendment to the terms of the preferred shares not classified as liabilities, the Group assesses whether the amendment is an extinguishment or a modification using the fair value model. The Group considers a significant change in fair value immediately after the amendment to be substantive and to trigger extinguishment. A change in fair value which is not significant immediately after the amendment is considered non-substantive and thus is subject to modification accounting. When preferred shares are extinguished, the difference between the fair value of the consideration transferred to the preferred shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders. When preferred shares are modified and such modification results in a value transfer between preferred shareholders and ordinary shareholders, the change in fair value resulting from the amendment is treated as a deemed dividend to or from the preferred shareholders.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period.

The Group has adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting on January 1, 2017. This guidance permitted the Group to make an accounting policy election to account for forfeitures as they occur. The Group has elected to account for forfeitures as they occur and adopted this election using the modified retrospective approach as required with no cumulative effect adjustment. Prior to January 1, 2017, the Group applied an estimated forfeiture rate derived from historical and expected future employee termination behavior.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, including targets for shareholder returns, free cash flows, revenues, net profit after taxes and/or the achievement of clinical and regulatory milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to a trustee appointed by the Group (the “Trustee”) to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2017, 2016 and 2015 amounted to US$2,092,000, US$2,286,000 and US$1,653,000 respectively.

Revenue Recognition—Accounting Standard Codification 605

Sales

Revenue from sales of goods in the Commercial Platform segment are recognized when goods are delivered and title passes to the customer and there are no further obligations to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. Sales discounts are issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from sales of services in the Commercial Platform segment are recognized based on amounts that can be invoiced to the customer. The amount that can be invoiced corresponds directly with the value to the customer for performance completed to date.

Revenues from research and development projects

The Group recognizes revenue for the performance of services when each of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Group follows Accounting Standard Codification (“ASC”) 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under the Group’s license and collaborative research, development and commercialization agreements. The terms of these agreements generally contain multiple elements, or deliverables, which may include (i) licenses to the Group’s intellectual property, (ii) materials and technology, (iii) clinical supply, and/or (iv) participation in joint research or joint steering committees. The payments the Group may receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; funding of research and/or development efforts; amounts due upon the achievement of specified milestones; and/or royalties on future product sales.

ASC 605-25 provides guidance relating to the separability of deliverables included in an arrangement into different units of accounting and the allocation of arrangement consideration to the units of accounting. The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from the other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable.

To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Group determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Group’s best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Group typically uses its best estimate of a selling price to estimate the selling price for licenses to development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Group applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Group evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Group recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

The allocated consideration for each unit of accounting is recognized over the related obligation period in accordance with the applicable revenue recognition criteria.

If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as unearned revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

The Group typically receives non-refundable, upfront payments when licensing the Group’s intellectual property, which often occurs in conjunction with a research and development agreement. If management believes that the license to the Group’s intellectual property has stand-alone value, the Group generally recognizes revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to the Group’s intellectual property does not have stand-alone value, the Group will recognize revenue attributed to the license ratably over the contractual or estimated performance period. For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, the Group recognizes a portion of the payment as revenue when the specific milestone is achieved, and the contingency is removed. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of a collaborator’s performance are recognized when earned. The Group’s collaboration and license agreements generally include contingent milestone payments related to specified pre-clinical research and development milestones, clinical development milestones, regulatory milestones and sales-based milestones. Pre-clinical research and development milestones are typically payable upon the selection of a compound candidate for the next stage of research and development. Clinical development milestones are typically payable when a product candidate initiates or advances in clinical trial phases or achieves defined clinical events such as proof-of-concept. Regulatory milestones are typically payable upon submission for marketing approval with regulatory authorities or upon receipt of actual marketing approvals for a compound, approvals for additional indications, or upon the first commercial sale. Sales-based milestones are typically payable when annual sales reach specified levels.

At the inception of each arrangement that includes milestone payments, the Group evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (i) the entity’s performance to achieve the milestone or (ii) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone; (b) the consideration relates solely to past performance; and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Group evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, share-based compensation, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Group’s research and development programs. Research and development costs are expensed as incurred.

Government Incentives

Incentives from governments are recognized at their fair values. Government incentives that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government incentives in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable incentives received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for buildings for the years ended December 31, 2017, 2016 and 2015 amounted to US$2,285,000, US$1,838,000 and US$1,426,000 respectively. Sub-lease rentals for the years ended December 31, 2017, 2016 and 2015 amounted to US$274,000, US$228,000 and US$229,000 respectively.

Interest Income

Interest generated from cash and cash equivalents and short-term investments is recorded over the period earned. It is measured based on the actual amount of interest the Group earns.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

Comprehensive (Loss)/Income

Comprehensive (loss)/income is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net (loss)/income and foreign currency translation gain/(loss) related to the Company’s subsidiaries.

(Losses)/Earnings per Share

Basic (losses)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Weighted average number of ordinary shares outstanding during the period excludes treasury shares. In addition, periodic accretion on preferred shares of Hutchison MediPharma Holdings Limited (“HMHL”) (Note 16) is recorded as a deduction to consolidated net (loss)/income to arrive at net (loss)/income attributable to ordinary shareholders of the Company for purposes of calculating the consolidated basic (losses)/earnings per share.

Diluted (losses)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. In determining the impact from share-based awards and convertible preferred shares issued by HMHL, the Company first calculates the diluted earnings per share at HMHL and includes in the numerator of consolidated (losses)/earnings per share the amount based on the diluted earnings per share of HMHL multiplied by the number of shares owned by the Company. The computation of diluted (losses)/earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 25.

Discontinued Operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as discontinued, a single amount is presented in the statements of operations, which comprises the post tax profit or loss of the discontinued operation.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries and equity investees registered as wholly-owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus reserve and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to clarify the principles of recognizing revenue and create common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates, judgements and additional disclosures.

The Group will adopt the new standard using the modified retrospective method on January 1, 2018 and has assessed the impact on revenue from customers. The Group’s revenue from contracts with customers comprises of research and development projects in its Innovation Platform and sales of goods and services in its Commercial Platform operating segments. The Group expects the changes from applying the new guidance will primarily impact the Innovation Platform.

Innovation Platform — The Group has reviewed its research and development contracts and identified two contracts related to the Group’s license and collaboration arrangements that will be impacted by the application of ASU 2014-09. The license and collaboration arrangements contain multiple performance obligations: (1) the license to the drug compound and (2) the research and development services for each specified treatment indication. The transaction price includes fixed and variable consideration in the form of upfront payment, research and development costs reimbursements, contingent milestone payments and sales-based royalties. The allocation of the transaction price to each performance obligation is based on the relative standalone selling price of each performance obligation. The Group has determined that control of the license to the drug compound was transferred as of the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are recognized at a point in time. Conversely, control of the research and development services for each specified indication is transferred over time and amounts allocated to these performance obligations are recognized over time using cost inputs as a measure of progress. In addition, royalty revenues will be recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception. The Group expects US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated loss upon adoption.

Commercial Platform — For sales of goods and services, the Group has applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group has assessed the contracts under the new five-step model and does not expect a significant impact to the timing or amount of revenue recognition under the new guidance. Control of the goods passes to the customer when the goods are delivered, which matches the timing of revenue recognition under the Group’s existing accounting policy.

The Group has applied updates to the new guidance in its assessment including ASU 2016-08, Principal versus Agent Considerations, ASU 2016-10, Identifying Performance Obligations and Licensing.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group expects to adopt the new standard using the modified retrospective method on January 1, 2019 with a retrospective adjustment to comparable periods presented starting from January 1, 2017. The Group is currently determining the potential impact ASU 2016-02 will have on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group currently does not expect ASU 2017-01 to have a material impact on the Group’s consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting (Topic 718) (“ASU 2017-09”), which provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under share-based payment accounting. The guidance clarifies that no new measurement date will be required if there is no change to the fair value, vesting conditions, and classification, and in effect simplifies the accounting for non-substantive changes to share-based payment awards. ASU 2017-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Group shall apply the guidance upon adoption to share-based payment modifications, if any.

Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2017
Cash and cash equivalents	85,265	—	—	85,265
Short-term investments	273,031	—	—	273,031
As at December 31, 2016
Cash and cash equivalents	79,431	—	—	79,431
Short-term investments	24,270	—	—	24,270

Accounts receivable, other receivables, amounts due from related parties, accounts payable, other payables and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents

	December 31,
	2017	2016
	(in US$’000)
Cash at bank and on hand	30,018	31,218
Bank deposits maturing in three months or less (note (a))	55,247	48,213
	85,265	79,431
Denominated in:
US$ (note (b))	66,381	65,509
RMB (note (b))	15,140	9,505
UK Pound Sterling (“£”) (note (b))	295	408
Hong Kong dollar (“HK$”)	3,449	4,009
	85,265	79,431

Notes:

(a)             The weighted average effective interest rate on bank deposits for the years ended December 31, 2017 and 2016 was 1.06% and 0.58% per annum respectively (with maturity ranging from 7 to 90 days).

(b)             Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these RMB, US$ and £ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2017	2016
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	272,659	24,270
HK$	372	—
	273,031	24,270

Note:

The weighted average effective interest rate on bank deposits for the years ended December 31, 2017 and 2016 was 1.32% and 0.71% per annum respectively (with maturity ranging from 91 to 183 days, and 91 to 186 days respectively).

7. Accounts Receivable—Third Parties

	December 31,
	2017	2016
	(in US$’000)
Accounts receivable, gross	38,668	43,532
Allowance for doubtful accounts	(258)	(2,720)
Accounts receivable, net	38,410	40,812

Substantially all the accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximates their fair values due to their short-term maturities.

Movements on the allowance for doubtful accounts:

	2017	2016	2015
	(in US$’000)
As at January 1	2,720	3,127	1,793
Increase in allowance for doubtful accounts	242	29	1,408
Decrease in allowance due to subsequent collection	—	(237)	—
Write-off	(2,874)	—	—
Exchange difference	170	(199)	(74)
As at December 31	258	2,720	3,127

In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represented an outstanding balance due from a distributor. In January 2016, the Group terminated the distributor’s exclusive distribution rights and in December 2017, the amount due was written off along with other allowance for doubtful accounts balances.

8. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2017	2016
	(in US$’000)
Prepayments	2,565	699
Purchase rebates	284	238
Other service receivables	490	756
Deposits	932	620
Value-added tax receivables	5,436	1,380
Interest receivables	506	63
Others	1,083	558
	11,296	4,314

9. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2017	2016
	(in US$’000)
Raw materials	314	660
Finished goods	11,475	12,162
	11,789	12,822

Movements on the provision for excess and obsolete inventories are as follows:

	2017	2016	2015
	(in US$’000)
As at January 1	160	25	34
Increase in provision for excess and obsolete inventories	128	163	37
Decrease in provision due to subsequent sale or recovery	(144)	—	(33)
Write-off	(32)	(23)	(12)
Exchange difference	9	(5)	(1)
As at December 31	121	160	25

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	In progress	Total
	(in US$’000)
Cost
As at January 1, 2017	2,232	6,296	86	13,976	1,760	24,350
Additions	—	301	155	1,374	4,243	6,073
Disposals	—	—	—	(394)	—	(394)
Transfers	—	2,050	2,321	(722)	(3,649)	—
Exchange differences	140	410	6	920	204	1,680
As at December 31, 2017	2,372	9,057	2,568	15,154	2,558	31,709
Accumulated depreciation
As at January 1, 2017	971	4,249	71	9,105	—	14,396
Depreciation	105	763	169	1,441	—	2,478
Disposals	—	—	—	(337)	—	(337)
Transfers	—	—	255	(255)	—	—
Exchange differences	65	284	4	599	—	952
As at December 31, 2017	1,141	5,296	499	10,553	—	17,489
Net book value
As at December 31, 2017	1,231	3,761	2,069	4,601	2,558	14,220

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2016	2,392	5,989	88	12,806	567	21,842
Additions	—	742	—	1,453	2,132	4,327
Disposals	—	(12)	—	(248)	—	(260)
Transfers	—	—	—	886	(886)	—
Exchange differences	(160)	(423)	(2)	(921)	(53)	(1,559)
As at December 31, 2016	2,232	6,296	86	13,976	1,760	24,350
Accumulated depreciation
As at January 1, 2016	932	3,549	70	8,784	—	13,335
Depreciation	106	977	3	1,153	—	2,239
Disposals	—	(12)	—	(218)	—	(230)
Exchange differences	(67)	(265)	(2)	(614)	—	(948)
As at December 31, 2016	971	4,249	71	9,105	—	14,396
Net book value
As at December 31, 2016	1,261	2,047	15	4,871	1,760	9,954

Depreciation for the year ended December 31, 2015 was US$1,908,000.

11. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2017	2016
	(in US$’000)
HBYS	55,308	63,536
SHPL	69,417	77,939
NSPL	19,201	16,806
Other	311	225
	144,237	158,506

Particulars regarding the principal equity investees are disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)                Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	December 31,		December 31,		December 31,
	2017	2016	2017	2016	2017	2016
	(in US$’000)
Current assets	101,570	123,181	129,535	146,350	9,640	5,393
Non-current assets	107,226	98,554	103,477	97,656	30,000	30,000
Current liabilities	(75,787)	(70,218)	(91,665)	(86,946)	(1,239)	(1,782)
Non-current liabilities	(18,748)	(18,148)	(8,616)	(6,926)	—	—
Net assets	114,261	133,369	132,731	150,134	38,401	33,611
Non-controlling interests	(3,645)	(6,297)	—	—	—	—
	110,616	127,072	132,731	150,134	38,401	33,611

(ii)            Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D(note (a))
	HBYS			SHPL			NSPL
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(in US$’000)
Revenue	227,422	224,131	211,603	244,557	222,368	181,140	—	—	—
Gross profit	91,458	89,355	91,461	175,965	158,131	127,608	—	—	—
Depreciation and amortization	(4,985)	(2,958)	(3,274)	(6,942)	(3,526)	(2,765)	—	—	—
Interest income	220	238	628	757	565	306	—	—	—
Finance cost	(117)	(123)	(158)	—	—	—	—	—	—
Profit/(loss) before taxation	24,434	23,759	25,164	66,497	148,144	37,401	(9,210)	(8,482)	(7,552)
Income tax expense (note (b))	(3,629)	(3,631)	(3,948)	(10,874)	(27,645)	(6,094)	—	—	—
Net income/(loss)	20,805	20,128	21,216	55,623	120,499	31,307	(9,210)	(8,482)	(7,552)
Non-controlling interests	(29)	248	160	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	20,776	20,376	21,376	55,623	120,499	31,307	(9,210)	(8,482)	(7,552)

Notes:

(a)             NSPL only incurred research and development expenses in the periods presented.

(b)             HBYS and SHPL have been successful in their respective applications to renew the High and New Technology Enterprise (“HNTE”) status. Accordingly, the companies were eligible to use a preferential income tax rate of 15% for the years ended December 31, 2017, 2016 and 2015.

For the years ended December 31, 2017, 2016 and 2015, other immaterial equity investees had net income of approximately US$117,000, US$95,000 and US$12,000 respectively.

(iii)        Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	127,072	121,523	111,506	150,134	93,263	71,906	33,611	18,093	25,645
Net income/(loss) attributable to the shareholders of equity investee	20,776	20,376	21,376	55,623	120,499	31,307	(9,210)	(8,482)	(7,552)
Dividends declared	(45,128)	(6,000)	(6,410)	(81,299)	(55,057)	(6,410)	—	—	—
Other comprehensive income/(loss)	7,896	(8,827)	(4,949)	8,273	(8,571)	(3,540)	—	—	—
Investments	—	—	—	—	—	—	14,000	10,000	—
Capitalization of loans	—	—	—	—	—	—	—	14,000	—
Closing net assets after non-controlling interests as at December 31	110,616	127,072	121,523	132,731	150,134	93,263	38,401	33,611	18,093
Group’s share of net assets	55,308	63,536	60,762	66,365	75,067	46,632	19,201	16,806	9,046
Goodwill	—	—	—	3,052	2,872	3,077	—	—	—
Carrying amount of investments as at December 31	55,308	63,536	60,762	69,417	77,939	49,709	19,201	16,806	9,046

The equity investees had the following lease commitments and capital commitments:

(a)                       The equity investees lease various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as from the dates indicated are as follows:

	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	1,282	1,511
Between 1 to 2 years	400	1,184
Between 2 to 3 years	151	—
Between 3 to 4 years	141	—
Between 4 to 5 years	47	—
Total minimum lease payments	2,021	2,695

(b)                       Capital commitments

The equity investees had the following capital commitments:

	December 31,
	2017	2016
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,034	6,162

12. Accounts Payable

	December 31,
	2017	2016
	(in US$’000)
Accounts payable—third parties	17,095	30,383
Accounts payable—non-controlling shareholders of subsidiaries	7,250	5,136
Accounts payable—related party (Note 22 (ii))	20	19
	24,365	35,538

Substantially all the accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

13. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2017	2016
	(in US$’000)
Accrued salaries and benefits	9,295	7,057
Accrued research and development expenses	14,613	11,771
Accrued selling and marketing expenses	4,121	4,340
Accrued administrative and other general expenses	4,729	4,078
Deferred government incentives	1,790	1,755
Loan from a non-controlling shareholder of a subsidiary (Note 22 (iv))	1,550	—
Payments in advance from customers	1,282	899
Others	3,573	1,816
	40,953	31,716

14. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2017	2016
	(in US$’000)
Current	29,987	19,957
Non-current	—	26,830
	29,987	46,787

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2017, 2016 and 2015 was 1.90%, 1.52% and 1.39% per annum respectively. In addition, the Group incurred guarantee fees of US$320,000, US$471,000 and US$471,000 respectively for the years ended December 31, 2017, 2016 and 2015, which was 0.76%, 0.94% and 0.95% per annum respectively of the weighted average outstanding bank borrowings. The carrying amounts of the Group’s bank borrowings are all denominated in HK$.

3-year term loan and 18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into a facility agreement with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate (“HIBOR”) per annum. The revolving loan facility bears interest at 1.25% over HIBOR per annum. As at December 31, 2017, no amounts have been drawn from the term loan or the revolving loan facilities. These credit facilities are guaranteed by the Company.

In December 2011, the Group through its subsidiary, entered into a three-year term loan with the same bank above in the aggregate principal amount of HK$210,000,000 (US$26,923,000). The term loan bears interest at 1.50% over the HIBOR per annum. In June 2014, the term loan was refinanced into a four-year term loan due June 2018 which bears interest at 1.35% over the HIBOR per annum. The loan was fully repaid in two installments of HK$180,000,000 (US$23,077,000) and HK$30,000,000 (US$3,846,000) in August 2017 and November 2017 respectively. The term loan was unsecured and guaranteed by Hutchison Whampoa Limited, an indirect subsidiary of CK Hutchison. An annual fee was paid to Hutchison Whampoa Limited for the guarantee (Note 22(i)).

18-month term loan and revolving loan facilities

In February 2017, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility includes (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan was drawn from the first credit facility in March 2017 and is due in August 2018. The second credit facility includes (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan was drawn from the second credit facility in August 2017 and is due in August 2018. Accordingly, the term loans are recorded as short-term bank borrowings as at December 31, 2017. No amounts have been drawn from the revolving loan facilities. These credit facilities are guaranteed by the Company.

In March 2017, the Group repaid the HK$156,000,000 (US$20,000,000) term loan facility with the same banks above, which was part of the unsecured credit facilities in the aggregate amount of HK$468,000,000 (US$60,000,000) entered in February 2016. These unsecured credit facilities have been terminated.

3-year revolving loan facility

In November 2015, the Group through its subsidiary renewed a three year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 1.25% over HIBOR. This facility will expire in November 2018. In February 2017, HK$20,000,000 (US$2,564,000) was drawn from this facility and the amount was fully repaid in March 2017. As at December 31, 2017 and 2016, there were no amounts due under this loan.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	30,000	20,000
Between 1 to 2 years	—	26,923
	30,000	46,923

As at December 31, 2017 and 2016, the Group had unutilized bank borrowing facilities of HK$946,000,000 (US$121,282,000) and HK$546,000,000 (US$70,000,000) respectively.

15. Commitments and Contingencies

(i)                Lease commitments

The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as from the dates indicated as follows:

	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	3,330	1,711
Between 1 to 2 years	2,875	1,383
Between 2 to 3 years	2,132	1,053
Between 3 to 4 years	345	597
Between 4 to 5 years	161	108
Later than 5 years	17	45
Total minimum lease payments	8,860	4,897

(ii)            Capital commitments

The Group had the following capital commitments as from the dates indicated as follows:

	December 31,
	2017	2016
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	161	2,545

In addition, the Group has also undertaken to provide the necessary additional funds for NSPL to finance its ongoing operations.

16. Redeemable Non-controlling Interests

As at December 31, 2017 and 2016, no redeemable non-controlling interests were outstanding.

In November and December 2010, the Company and HMHL, entered into subscription and shareholders’ agreements (“SSAs”) with Mitsui & Co., Ltd. (“Mitsui”) and SBCVC Fund III Company Limited (“SBCVC”) (collectively, the “preferred shareholders”), whereby HMHL issued 7,390,029 redeemable convertible preferred shares (“Preferred Shares”) for an aggregate consideration of US$20.1 million. The Preferred Shares on an as-if-converted basis represented approximately 19.76% of the aggregate issued and outstanding share capital of HMHL on the closing date.

In October 2012, the Company repurchased all 2,815,249 Preferred Shares from SBCVC. The remaining 4,574,780 Preferred Shares of US$12.5 million held by Mitsui represented approximately 12.24% of HMHL on a fully diluted basis.

In May and June 2014, the Company and HMHL further entered into two subscription agreements with Mitsui, whereby HMHL issued a total of 672,713 HMHL’s Preferred Shares to Mitsui and 4,825,418 HMHL’s ordinary shares to the Company for an aggregate consideration of US$25.0 million, after which Mitsui’s interest in HMHL remained at 12.24% on a fully diluted basis.

On July 23, 2015, the Company entered into a subscription agreement with Mitsui under which the Company issued 3,214,404 new ordinary shares of the Company valued at approximately US$84.0 million in exchange for the Preferred Shares held by Mitsui with carrying value of US$84.0 million (including accretion adjustment up to July 23, 2015). The transaction was completed on July 23, 2015 and as a result of this transaction, Mitsui held approximately 5.69% of the enlarged share capital of the Company at that time. The outstanding balance of redeemable non-controlling interests was extinguished with the corresponding increase in the Company’s shares and additional paid-in capital.

Accounting for preferred shares

The Preferred Shares were redeemable upon occurrence of an event that is not solely within the control of the issuer. Accordingly, the Preferred Shares were recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets. The Group recorded accretion when it was probable that the Preferred Shares will become redeemable. The accretion, which increases the carrying value of the redeemable non-controlling interests, was recorded against retained earnings, or in the absence of retained earnings, by recording against the additional paid-in capital. During the year ended December 31, 2015, HMHL recorded an accretion of US$43,001,000 to the Preferred Shares based on such preferred shareholder’s share of the estimated valuation of HMHL.

17. Ordinary Shares

The Company is authorized to issue 75,000,000 ordinary shares.

On March 17, 2016, the Company’s ADS, each representing one-half of one ordinary share, commenced trading on the Nasdaq Global Select Market. Concurrently, the Company issued 3,750,000 ordinary shares in the form of 7,500,000 ADS for gross proceeds of US$101.3 million. On April 13, 2016, the Company issued an additional 330,000 ordinary shares in the form of 660,000 ADS for gross proceeds of US$8.9 million. Issuance costs totaled US$14.2 million, of which US$12.9 million and US$1.3 million were paid in the years ended December 31, 2016 and 2015 respectively.

In October 2017, the Company issued 5,684,905 ordinary shares in the form of 11,369,810 ADS for gross proceeds of US$301.3 million. Issuance costs totaled US$8.6 million.

A summary of ordinary shares transactions (in thousands) is as follows:

	2017	2016	2015
As at January 1	60,706	56,533	53,076
Public offering	5,685	4,080	—
Share option exercises	56	93	243
Exchange of redeemable non-controlling interest (Note 16)	—	—	3,214
As at December 31	66,447	60,706	56,533

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)                Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

The aggregate number of shares issuable under the HCML Share Option Scheme is 2,425,597 ordinary shares. The aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 282,726 ordinary shares. As at December 31, 2017, the number of shares authorized but unissued was 8,552,963 ordinary shares.

Share options granted are generally subject to a three-year or four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to three-year vesting schedule, in general, vest 33.3% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 33.3% every subsequent year. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

On June 15, 2016, 1,187,372 share options of a subsidiary were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company (Note 18(ii)). This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

A summary of the Company’s share option activity and related information is as follows:

			Weighted-average
	Number of	Weighted-average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2015	684,403	4.67
Granted	—	—
Exercised	(242,038)	3.77
Cancelled	—	—
Outstanding at December 31, 2015	442,365	5.16	6.53	10,061
Granted	693,686	19.70
Exercised	(92,705)	3.54
Cancelled	(3,750)	6.10
Outstanding at December 31, 2016	1,039,596	15.00	6.77	7,900
Granted	150,000	31.05
Exercised	(56,309)	5.16
Cancelled	(6,875)	6.10
Outstanding at December 31, 2017	1,126,412	17.69	6.29	43,158
Vested and expected to vest at December 31, 2015	333,393	4.85	6.05	7,685
Vested and exercisable at December 31, 2015	291,015	4.67	5.77	6,762
Vested and expected to vest at December 31, 2016	1,039,596	15.00	6.77	7,900
Vested and exercisable at December 31, 2016	767,376	14.64	6.66	6,106
Vested and expected to vest at December 31, 2017	1,126,412	17.69	6.29	43,158
Vested and exercisable at December 31, 2017	951,412	15.52	5.81	38,508

The Company uses the Polynomial model to estimate the fair value of share option awards using various assumptions that require management to apply judgment and make estimates, including:

Volatility

The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

Risk-free Rate

The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.

Dividends

The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

In determining the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Grant date
	June 24,	December 20,	June 15,	March 27,
	2011	2013	2016	2017
Value of each share option (in £ per share)	1.84	3.15	8.99	12.69
Significant inputs into the valuation model:
Exercise price (in £ per share)	4.41	6.10	19.70	31.05
Share price at effective date of grant (in £ per share)	4.33	6.10	19.70	31.05
Expected volatility	46.6%	36.0%	39.0%	36.3%
Risk-free interest rate	3.13%	3.16%	1.00%	1.17%
Contractual life of share options	10 years	10 years	8 years	10 years
Expected dividend yield	0%	0%	0%	0%

The following table summarizes the Company’s share option values:

	Year Ended December 31,
	2017	2016	2015
Weighted-average grant-date fair value of share options granted during the period (in £ per share)	12.69	8.99	—
Total intrinsic value of share options exercised in US$’000	2,290	1,907	5,020

Share-based Compensation Expense

The Group recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Research and development expenses	1,284	1,278	74
Administrative expenses	—	—	14
	1,284	1,278	88

As at December 31, 2017, the total unrecognized compensation cost was US$1,539,000, and will be recognized on a graded vesting approach over the weighted-average remaining service period of 3.1 years.

Cash received from share option exercises under the share option plan for the years ended December 31, 2017, 2016 and 2015 was approximately US$380,000, US$426,000 and US$1,374,000 respectively.

The Company will issue new shares to satisfy share option exercises.

(ii)            Share-based Compensation of a subsidiary

HMHL adopted a share option scheme on August 6, 2008 (as amended on April 15, 2011) and such scheme has a term of 6 years. It expired in 2014 and no further share options can be granted. Another share option scheme was adopted on December 17, 2014 (the “HMHL Share Option Scheme”). Pursuant to the HMHL Share Option Scheme, any employee or director of HMHL and any of its holding company, subsidiaries and affiliates is eligible to participate in the HMHL Share Option Scheme subject to the discretion of the board of directors of HMHL.

The aggregate number of shares issuable under the HMHL Share Option Scheme is 2,144,408 ordinary shares. As at December 31, 2017, the number of shares authorized but unissued was 157,111,839 ordinary shares of HMHL.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of six or nine years from the date of grant.

On December 20, 2013, 2,485,189 share options were cancelled with the consent of the relevant eligible employees in exchange for new share options of the Company vesting over a period of four years and/or cash consideration payable over a period of four years. For the share options in exchange for new share options under HCML Share Option Scheme, this was accounted for as a modification of the original share options which did not result in any incremental fair value to the Group. For the share options in exchange for cash consideration, this was accounted for as a modification in classification that changed the award’s classification from equity-settled to a liability.

A liability has been recognized on the modification date taking into account the requisite service period that has been provided by the employee at the modification date. As at December 31, 2017 and 2016, US$0.2 million and US$1.4 million have been recognized in other payables respectively.

On June 15, 2016, 1,187,372 share options pursuant to the HMHL Share Option Schemes were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company pursuant to the HCML Share Option Schemes.  This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

A summary of the HMHL’s share option activity and related information is as follows (with no activity for the year ended December 31, 2017):

			Weighted-average
	Number of	Weighted-average	remaining	Aggregate
	share	exercise price in	contractual life	Intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2015	1,211,772	7.71
Granted	—	—
Exercised	(24,400)	2.34
Cancelled	—	—
Outstanding at December 31, 2015	1,187,372	7.82	7.97	32,292
Granted	—	—
Exercised	—	—
Cancelled	(1,187,372)	7.82
Outstanding at December 31, 2016 and 2017	—	—	—	—
Vested and expected to vest at December 31, 2015	759,918	7.82	7.97	20,667
Vested and exercisable at December 31, 2015	593,686	7.82	7.97	16,146
Vested and expected to vest at December 31, 2016 and 2017	—	—	—	—
Vested and exercisable at December 31, 2016 and 2017	—	—	—	—

Share-based Compensation Expense

The subsidiary recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Research and development	32	502	1,063

As at December 31, 2017, the total unrecognized compensation cost was nil.

Cash received from option exercises under the share option plan for the year ended December 31, 2015 was US$57,000.

(iii)        LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss.

Granted awards under the LTIP are as follows:

On December 15, 2017, the Company granted awards up to a maximum cash amount per annum of US$0.5 million that stipulated annual performance targets. Shares under such LTIP awards will cover each financial year from 2018 to 2019. The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

On March 15, 2017 and August 2, 2017, the Company granted awards up to a maximum cash amount per annum of US$6.0 million that stipulated annual performance targets. Shares under such LTIP awards will cover each financial year from 2017 to 2019. The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

On March 15, 2017, the Company granted awards up to a maximum cash amount of US$0.4 million in aggregate that did not stipulate performance targets.  Shares under such LTIP awards will vest one business day after the publication date of the annual report for the 2017 financial year.

On March 24, 2016, the Company granted awards up to a maximum cash amount of US$0.3 million in aggregate that do not stipulate performance targets.  Shares under such LTIP awards are subject to the vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

On October 19, 2015, the Company granted initial awards under the LTIP up to a maximum cash amount per annum of US$1.8 million that stipulated annual performance targets. Shares under such LTIP awards will cover each financial year from 2014 to 2016. The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. As at December 31, 2017, the number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee are as follows:

	Number of treasury shares	Cost in US$’000
As at January 1, 2017	62,921	2,390
Purchased	35,095	1,367
Vested	(42,038)	(1,800)
As at December 31, 2017	55,978	1,957

Based on the actual achievement of performance targets for the 2017 financial year, the Group expects to purchase up to US$5,621,000 of treasury shares in 2018.

For the year ended December 31, 2017, US$1,800,000 and US$79,000 of the LTIP awards have vested and been forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Research and development expenses	1,894	850	156
Selling and administrative expenses	1,529	811	152
	3,423	1,661	308
Recorded with a corresponding credit to:
Liability	2,336	345	75
Additional paid-in capital	1,087	1,316	233
	3,423	1,661	308

For the years ended December 31, 2017, 2016 and 2015, US$451,000, US$64,000 and nil was reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2017 and 2016, US$2,241,000 and US$356,000 was recorded as liability respectively for LTIP awards prior to the determination date.

As at December 31, 2017, the total unrecognized compensation cost was approximately US$8,681,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

19. Revenue from License and Collaboration Agreements—Third Parties

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Milestone revenue	9,457	9,931	19,212
Amortization of upfront payment	1,655	1,679	1,907
Research and development services	15,203	14,834	22,941
	26,315	26,444	44,060

The revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly (“Lilly”) relating to fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the agreement, the Group is entitled to receive a series of payments of up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Should fruquintinib be successfully commercialized in China, the Group would receive tiered royalties based on certain percentages of net sales. Development costs after the first development milestone are shared between the Group and Lilly. Following execution of the agreement, the Group received a non-refundable, upfront payment of US$6.5 million.

In addition, the Group also signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. However, these are subject to further negotiation should the option be exercised on a specific territory basis as opposed to a global basis. The option was not considered to be a separate deliverable in the arrangement as it was not considered to be substantive. As at December 31, 2017, the option has not been exercised.

The license rights to fruquintinib, delivered at the inception of the arrangement, did not have stand-alone value apart from the other deliverables in the arrangement which include the development services, the participation in the joint steering committee and the manufacturing of active pharmaceutical ingredients during the development phase. The non-refundable upfront payment was deferred and is being recognized ratably over the development period. The Group recognizes milestone revenue relating to the deliverables in the agreement as a single unit of accounting using the milestone method.

Under the terms of this agreement, the Group recognized US$4.5 million milestone revenue for the year ended December 31, 2017 in relation to the acceptance of a new drug application by the China Food and Drug Administration for fruquintinib as a treatment of patients with advanced colorectal cancer. For the year ended December 31, 2016, the Group did not recognize any milestone revenue in relation to this contract and for the year ended December 31, 2015, the Group recognized US$19.2 million milestone revenues in relation to the achievement of the “proof of concept” milestone for two indications. The Group recognized US$1.6 million, US$1.7 million and US$1.8 million revenue from amortization of the upfront payment during the years ended December 31, 2017, 2016 and 2015 respectively. In addition, the Group recognized US$12.1 million, US$12.1 million and US$19.4 million revenue from research and development services for the years ended December 31, 2017, 2016 and 2015 respectively.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the agreement, development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world. The Group received a non-refundable upfront payment of US$20.0 million upon the signing of the agreement and may receive up to US$120.0 million contingent upon the successful achievement of clinical development and first-sale milestones. The agreement also contains possible significant future commercial sale milestones and up to double-digit percentage royalties on net sales.

The license right to develop savolitinib in the rest of the world was delivered to AZ at the inception of the arrangement. Such license had stand-alone value apart from the other deliverables in the arrangement which include the development of savolitinib in China and the participation in the joint steering committee. The non-refundable up-front payment was allocated to (a) the license to develop savolitinib in the rest of the world, which was recognized at inception and (b) the research and development services for which the amount allocated has been deferred and is being recognized ratably over the development period. The Group recognizes milestone revenue relating to the deliverables in the agreement as a single unit of accounting using the milestone method.

Under the terms of this agreement, the Group recognized US$5.0 million milestone revenue for the year ended December 31, 2017 in relation to the Phase III initiation for the secondary indication, papillary renal cell carcinoma, and US$9.9 million milestone revenue for the year ended December 31, 2016 in relation to the Phase IIb initiation for the primary indication, non-small cell lung cancer. For the year ended December 31, 2015, the Group did not recognize any milestone revenue in relation to this contract. The Group recognized less than US$0.1 million revenue from amortization of the up-front payment for each of the years ended December 31, 2017, 2016 and 2015. In addition, the Group recognized US$3.1 million, US$2.7 million and US$3.5 million revenue from research and development services for the years ended December 31, 2017, 2016 and 2015 respectively.

In August 2016, the Group entered into an amendment to the AZ Agreement. Under the terms of the amendment, the Group shall pay for up to a maximum of US$50 million of phase III clinical trial costs related to developing savolitinib for papillary renal cell carcinoma. In return, AZ agrees to increase ex-China royalties on net sales by an additional 5% over the royalties stipulated in the original agreement until cumulative additional royalties paid reaches US$250 million, after which the additional royalty decreases to 3% for 24 months and then 1.5% thereafter. The costs of the additional Phase III clinical trial costs shall be expensed to research and development expense as incurred. Under the current revenue recognition policy, future royalties shall be recognized as revenue from license and collaboration agreements—third parties as net sales occur. The amendment does not impact the original accounting for the AZ Agreement under the milestone method.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Clinical trial related costs	45,250	38,589	24,690
Personnel compensation and related costs	24,848	21,698	17,339
Other research and development expenses	5,425	6,584	5,339
	75,523	66,871	47,368

21. Government Incentives

The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). These grants are given in support of drug research and development activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. These government grants are subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

Government incentives, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 13) and other non-current liabilities. They are refundable to the PRC Government if the related research and development projects are suspended. For the years ended December 31, 2017, 2016 and 2015, the Group received government grants of US$1,323,000, US$1,872,000 and US$4,898,000 respectively.

The government grants recorded as a reduction to research and development expenses for the years ended December 31, 2017, 2016 and 2015 were US$876,000 US$1,269,000 and US$3,664,000 respectively.

22. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)                                    Transactions with related parties:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	8,486	9,794	8,074
Revenue from research and development services:
Equity investees	9,682	8,429	5,383
Purchases from:
Equity investees	1,182	280	3,701
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	372	741	751
An equity investee	10,195	8,401	5,093
	10,567	9,142	5,844
Rendering of management services from:
Indirect subsidiaries of CK Hutchison	897	874	845
Interest paid to:
Immediate holding company	—	152	144
An indirect subsidiary of CK Hutchison	132	—	—
	132	152	144
Guarantee fee on bank loan to:
An indirect subsidiary of CK Hutchison	320	471	471

(ii)            Balances with related parties included in:

	December 31,
	2017	2016
	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	2,761	2,589
Equity investees (note (a))	1,099	1,634
	3,860	4,223
Accounts payable
An indirect subsidiary of CK Hutchison (note (a))	—	19
An equity investee (note (a))	20	—
	20	19
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (a))	23	107
Equity investees (note (a))	893	1,029
Dividend receivable from an equity investee	7,628	—
	8,544	1,136
Amounts due to related parties
Immediate holding company (note (b))	—	2,086
An indirect subsidiary of CK Hutchison (note (b))	454	152
An equity investee (note (a))	6,567	3,070
	7,021	5,308
Other deferred income
An equity investee (note (c))	1,648	1,771
Other non-current liabilities
Immediate holding company (note (d))	—	6,000

Notes:

(a)

Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)

Amounts due to immediate holding company and an indirect subsidiary of CK Hutchison are unsecured and interest-bearing. During the year ended December 31, 2017, amounts due to immediate holding company were assigned to an indirect subsidiary of CK Hutchison. As at December 31, 2017, approximately US$454,000 (December 31, 2016: US$2,238,000) of such balances are repayable within one year or repayable on demand.

(c)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(d)

In December 2017, the Group repaid the amount due. As at December 31, 2016, this amount was recorded in non-current liabilities as it was repayable in equal installments of US$3,000,000 in December 2018 and December 2019.

(iii)                            Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Sales	13,307	12,274	6,196
Purchases	21,236	15,225	12,169
Interest expense	66	78	85
Dividend declared	1,594	564	590

(iv)                             Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2017	2016
	(in US$’000)
Accounts receivable—third parties	1,846	—
Accounts payable	7,250	5,136
Other payables, accruals and advance receipts
Loan	1,550	—
Interest payable	80	14
	1,630	14
Other non-current liabilities
Loans	579	2,129

23. Income Taxes

(i)                Income tax expense

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Current tax
HK (note (a))	572	520	150
PRC (note (b))	782	458	415
Deferred income tax	1,726	3,353	1,040
Income tax expense	3,080	4,331	1,605

Notes:

(a)             The Company, a subsidiary incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses in each entity.

(b)             Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL qualifies as a HNTE up to December 31, 2019. Pursuant to the EIT law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2017 and 2016, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(53,536)	(47,356)	(10,540)
Tax calculated at the statutory tax rate of the Company	(8,833)	(7,814)	(1,739)
Tax effects of:
Different tax rates available in different jurisdictions	2,531	453	(2,953)
Tax valuation allowance	11,410	9,886	6,601
Preferential tax deduction	(3,347)	(3,205)	(2,096)
Expenses not deductible for tax purposes	391	688	253
Utilization of previously unrecognized tax losses	(387)	(21)	(34)
Withholding tax on undistributed earnings of PRC entities	1,980	3,532	1,216
Others	(665)	812	357
Income tax expense	3,080	4,331	1,605

(ii)            Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016
	(in US$’000)
Deferred tax assets
Tax losses	31,028	20,145
Others	1,267	372
Total deferred tax assets	32,295	20,517
Less: Valuation allowance	(31,662)	(20,145)
Deferred tax assets	633	372
Deferred tax liabilities
Undistributed earnings from PRC entities	4,332	5,230
Others	120	131
Deferred tax liabilities	4,452	5,361

As at December 31, 2017, all deferred tax assets and liabilities are classified as non-current after adopting ASU 2015-17. As at December 31, 2016, deferred tax assets and liabilities of US$372,000 and US$1,364,000 respectively were classified as current, with the remainder as non-current.

The significant components of deferred tax assets and liabilities are as follows:

	2017	2016	2015
	(in US’000)
As at January 1	(4,989)	(3,473)	(2,842)
Utilization of previously recognized withholding tax on undistributed earnings	3,179	1,526	321
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,980)	(3,532)	(1,216)
Deferred tax on amortization of intangible assets	18	32	24
Deferred tax on provision for assets	236	147	152
Exchange differences	(283)	311	88
As at December 31	(3,819)	(4,989)	(3,473)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2017	2016
	(in US$’000)
No expiry date	42,385	32,859
2017	—	3,651
2018	858	807
2019	4,261	4,012
2020	36,188	34,059
2021	50,494	53,194
2022	65,195	—
	199,381	128,582

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries, and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

The table below summarizes changes in the deferred tax valuation allowance:

	2017	2016	2015
	(in US$’000)
As at January 1	20,145	11,393	7,455
Charged to consolidated statements of operations	11,410	9,886	6,601
Utilization of previously unrecognized tax losses	(387)	(21)	(34)
Write-off of expired tax losses	(558)	—	(1,493)
Others	(89)	(288)	(901)
Exchange differences	1,141	(825)	(235)
As at December 31	31,662	20,145	11,393

The Group recognizes interest and penalties, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations. As at December 31, 2017 and 2016, the Group did not have any material unrecognized uncertain tax positions.

(iii)        Income tax payable

	2017	2016	2015
	(in US$’000)
As at January 1	274	442	112
Current tax	1,354	978	565
Withholding tax upon dividend declaration from PRC entities	3,179	1,526	321
Tax paid	(3,836)	(2,664)	(510)
Exchange difference	8	(8)	(46)
As at December 31	979	274	442

24. (Losses)/Earnings per Share

(i)                Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by dividing the net (loss)/income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic (losses)/earnings per share.

	Year Ended December 31,
	2017	2016	2015
Weighted average number of outstanding ordinary shares in issue	61,717,171	59,715,173	54,659,315
Net (loss)/income (US$’000)	(22,963)	14,557	10,427
Net income attributable to non-controlling interests (US$’000)	(3,774)	(2,859)	(2,434)
Accretion on redeemable non-controlling interests (US$’000)	—	—	(43,001)
Net (loss)/income for the year attributable to ordinary shareholders of the Company (US$’000)	(26,737)	11,698	(35,008)
(Losses)/earnings per share attributable to ordinary shareholders of the Company (US$ per share)	(0.43)	0.20	(0.64)

(ii)            Diluted (losses)/earnings per share

Diluted (losses)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders of the Company, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share-based awards issued by the Company and its subsidiaries using the treasury stock method.

	Year Ended December 31,
	2017	2016	2015
Weighted average number of outstanding ordinary shares in issue	61,717,171	59,715,173	54,659,315
Adjustment for share options and LTIP	—	255,877	—
	61,717,171	59,971,050	54,659,315
Net (loss)/income for the year attributable to ordinary shareholders of the Company (US$’000)	(26,737)	11,698	(35,008)
(Losses)/earnings per share attributable to ordinary shareholders of the Company (US$ per share)	(0.43)	0.20	(0.64)

For the years ended December 31, 2017 and 2015, the share options and LTIP awards issued by the Company as well as the preferred shares issued by HMHL were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

25. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)     Innovation Platform (Drug research and development (“Drug R&D”)): focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

(ii)    Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)    Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

(b)             Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax (“Adjusted (LBIT)/EBIT” or “Adjusted LBIT”), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit.

The segment information is as follows:

	Year ended December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,997	166,435	9,858	28,913	205,206	—	241,203
Adjusted (LBIT)/EBIT	(47,503)	3,272	578	3,029	6,879	(12,677)	(53,301)
Interest income	64	37	13	13	63	1,093	1,220
Equity in earnings of equity investees, net of tax	(4,547)	27,812	10,388	—	38,200	—	33,653
Operating (loss)/profit	(51,986)	31,121	10,979	3,042	45,142	(11,584)	(18,428)
Interest expense	—	—	—	66	66	1,389	1,455
Income tax expense	26	934	(457)	509	986	2,068	3,080
Net (loss)/income attributable to ordinary shareholders of the Company	(51,880)	28,999	9,773	1,261	40,033	(14,890)	(26,737)
Depreciation/amortization	2,400	116	17	18	151	27	2,578
Additions to non-current assets (other than financial instrument and deferred tax assets)	5,936	56	43	8	107	30	6,073

	As at December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	63,268	122,665	58,961	13,794	195,420	339,244	597,932
Property, plant and equipment	13,917	160	61	30	251	52	14,220
Leasehold land	1,261	—	—	—	—	—	1,261
Goodwill	—	2,901	407	—	3,308	—	3,308
Other intangible asset	—	430	—	—	430	—	430
Investments in equity investees	19,512	69,417	55,308	—	124,725	—	144,237

	Year ended December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,228	149,861	6,984	24,007	180,852	—	216,080
Adjusted (LBIT)/EBIT	(36,657)	2,377	(493)	1,852	3,736	(13,306)	(46,227)
Interest income	52	31	34	1	66	384	502
Equity in earnings of equity investees, net of tax	(4,232)	60,288	10,188	—	70,476	—	66,244
Operating (loss)/profit	(40,837)	62,696	9,729	1,853	74,278	(12,922)	20,519
Interest expense	—	—	—	79	79	1,552	1,631
Income tax expense	—	777	(497)	289	569	3,762	4,331
Net (loss)/income attributable to ordinary shareholders of the Company	(40,735)	61,120	8,384	833	70,337	(17,904)	11,698
Depreciation/amortization	2,176	102	3	19	124	41	2,341
Additions to non-current assets (other than financial instrument and deferred tax assets)	4,138	67	20	51	138	51	4,327

	As at December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	53,774	134,681	67,161	10,701	212,543	76,120	342,437
Property, plant and equipment	9,686	145	34	40	219	49	9,954
Leasehold land	1,220	—	—	—	—	—	1,220
Goodwill	—	2,730	407	—	3,137	—	3,137
Other intangible asset	—	469	—	—	469	—	469
Investments in equity investees	17,031	77,939	63,536	—	141,475	—	158,506

	Year ended December 31, 2015
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	52,016	105,478	3,028	17,681	126,187	—	178,203
Adjusted (LBIT)/EBIT	(119)	676	(169)	1,211	1,718	(11,186)	(9,587)
Interest income	79	114	29	1	144	228	451
Equity in earnings of equity investees, net of tax	(3,770)	15,653	10,689	—	26,342	—	22,572
Operating (loss)/profit	(3,810)	16,443	10,549	1,212	28,204	(10,958)	13,436
Interest expense	—	—	—	85	85	1,319	1,404
Income tax expense	—	239	—	148	387	1,218	1,605
Net (loss)/income attributable to ordinary shareholders of the Company	(3,810)	15,934	8,640	581	25,155	(13,352)	7,993
Depreciation/amortization	1,864	94	11	5	110	41	2,015
Additions to non-current assets (other than financial instrument and deferred tax assets)	3,218	88	5	4	97	9	3,324

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was US$2,536,000, US$1,306,000 and US$2,874,000 for the years ended December 31, 2017, 2016 and 2015 respectively. Sales between segments are carried out at mutually agreed terms.

There were no customers who accounted for over 10% of the Group’s revenue for the years ended December 31, 2017 and 2016. There was one customer under the Innovation Platform which accounted for 23% of the Group’s revenue for the year ended December 31, 2015.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of Adjusted LBIT to net (loss)/income is as follows:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Adjusted LBIT	(53,301)	(46,227)	(9,587)
Interest income	1,220	502	451
Equity in earnings of equity investees, net of tax	33,653	66,244	22,572
Interest expense	(1,455)	(1,631)	(1,404)
Income tax expense	(3,080)	(4,331)	(1,605)
Net (loss)/income	(22,963)	14,557	10,427

26. Note to Consolidated Statements of Cash Flows

Reconciliation of net (loss)/income for the year to net cash used in operating activities:

	Year Ended December 31,
	2017	2016	2015
	(in US$’000)
Net (loss)/income	(22,963)	14,557	10,427
Adjustments to reconcile net (loss)/income to net cash used in operating activities
Amortization of finance costs	147	92	62
Depreciation and amortization	2,578	2,341	2,015
Loss on retirement of property, plant and equipment	57	30	60
Provision for excess and obsolete inventories	(16)	163	4
Provision for doubtful accounts	242	(208)	1,408
Share-based compensation expense—share options	1,316	1,780	1,151
Share-based compensation expense—LTIP	3,423	1,661	308
Equity in earnings of equity investees, net of tax	(33,653)	(66,244)	(22,572)
Dividends received from equity investees	55,586	30,528	6,410
Unrealized currency translation (gain)/loss	(399)	633	198
Changes in income tax balances	(756)	1,667	1,093
Changes in working capital
Accounts receivable—third parties	2,160	(7,258)	(12,030)
Accounts receivable—related parties	363	(2,354)	315
Other receivables, prepayments and deposits	(6,982)	(1,129)	(459)
Amounts due from related parties	220	1,157	(3,010)
Inventories	1,049	(3,430)	(5,154)
Long-term prepayment	123	361	(2,132)
Accounts payable	(11,173)	11,452	3,659
Other payables, accruals and advance receipts	5,194	7,554	4,660
Deferred revenue	(897)	(1,668)	(1,907)
Other deferred income	(275)	131	2,132
Amounts due to related parties	(4,287)	(1,385)	3,977
Total changes in working capital	(14,505)	3,431	(9,949)
Net cash used in operating activities	(8,943)	(9,569)	(9,385)

27. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

28. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$7,277,000 and US$6,847,000 as at December 31, 2017 and 2016 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$85,400,000 and US$116,953,000 as at December 31, 2017 and 2016 respectively.

29. Subsequent Events

The Group evaluated subsequent events through March 12, 2018, which is the date when the consolidated financial statements were issued.